GRUPPO
CAMPARI

RECEIVED
2006 DEC 14 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

06019243

By Courier

December 5, 2006

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of September 30, 2006, referring to the period from January 1, 2006 to September 30, 2006, as approved by the Board of Directors Meeting held on November 8, 2006, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the third quarter of 2006; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

DAVIDE CAMPARI - MILANO S.P.A.
SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158
SEDI SECONDARIE E STABILIMENTI:
28862 CRODO (VB) - LOCALITÀ MOLINETTO - ITALIA - TEL.: +39 0324 600.311 - FAX: +39 0324 600350 - R.E.A. VB N. 31588
15067 NOVI LIGURE (AL) - VIA NAZIONI UNITE 1-3 - ITALIA - TEL.: +39 0143 3103.11 - FAX: +39 0143 310370 - R.E.A. AL N. 223080
67039 SULMONA (AQ) - ZONA IND. S.S. 17 KM 96 - ITALIA - TEL.: +39 0864 243.1 - FAX: +39 0864 251245 - R.E.A. AQ N. 98197

RECEIVED

2006 DEC 14 P 1:24

GRUPPO
CAMPARI

PRESS RELEASE

RESULTS FOR THE FIRST NINE MONTHS TO 30 SEPTEMBER 2006

Net sales € 626.9 million (+15.4%)

EBITDA € 139.1 million (+2.4%), 22.2% of net sales

EBIT € 125.1 million (+1.7%), 20.0% of net sales

Group profit before tax € 113.7 million (+0.9%)

Milan, 8 November 2006 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the third-quarter results as at 30 September 2006. The Campari Group's results for the first nine months of 2006 were positive, thanks to the recent acquisitions (Glen Grant and Teruzzi & Puthod) and the distribution of new brands (Jack Daniel's, C&C brands and Midori), and organic growth.

Consolidated results	1 January-30 September 2006 € million	1 January-30 September 2005 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	626.9	543.3	15.4%	14.0%
Trading profit	170.8	158.6	7.7%	6.8%
EBITDA before one-off's	139.2	132.4	5.2%	4.6%
EBITDA	139.1	135.9	2.4%	1.8%
EBIT before one-off's	125.2	119.5	4.7%	4.2%
EBIT	125.1	123.1	1.7%	1.2%
Group profit before tax	113.7	112.8	0.9%	0.3%

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2006

In the first nine months of 2006, **Group sales** totalled **€ 626.9 million**, an **increase of 15.4%** (+14.0% at constant exchange rates).

The overall change in consolidated sales resulted from **organic growth of 4.2%** and a positive exchange rate effect of 1.4%. **External growth,** which came in at **9.8%**, was driven by recent acquisitions (Glen Grant Scotch whisky and Teruzzi & Puthod wines) and sales of third-party brands covered by new distribution agreements (the spirits portfolio of the C&C Group on the US and Brazilian markets, Midori liqueur and Martin Miller's gin on the US market and Jack Daniel's and other Brown-Forman brands on the Italian market).

Trading profit increased by 7.7% to € 170.8 million (+6.8% at constant exchange rates), or 27.2% of sales. Organic growth accounted for 3.0%, external growth for 3.8% and positive exchange rate effects for 0.9% of the increase.

EBITDA before one-off's increased by 5.2% (+4.6% at constant exchange rates) to € 139.2 million, or 22.2% of sales.

EBITDA rose by 2.4% (+1.8% at constant exchange rates) to € 139.1 million, or 22.2% of sales.

EBIT before one-off's went up by 4.7% (+4.2% at constant exchange rates) to € 125.2 million, or 20.0% of sales.

EBIT increased by 1.7% (+1.2% at constant exchange rates) to € 125.1 million, or 20.0% of sales.

Profit before tax and minority interests was € 116.5 million, an **increase of 0.6%**.

The Group's profit before tax was € 113.7 million, an increase of 0.9% (+0.3% at constant exchange rates).

At 30 September 2006, **net debt** stood at € 418.7 million (€ 479.5 million at 30 June 2006). On 15 March 2006, the Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands and related assets, for a cash consideration of € 128.9 million. The acquisition was financed by bank debt.

It should be noted that the payable for the exercise of the Skyy Spirits, LLC put option was reported in the period to 30 September 2006 on the basis of the eventual transaction - the purchase of the remaining 11% of Skyy Spirits, LLC - which was completed on 2 November 2006, for a payment of around € 49 million settled through available cash.

CONSOLIDATED SALES IN THE FIRST NINE MONTHS OF 2006

The **spirits segment** (69.0% of total sales), recorded **growth of 20.7%,** the combined result of **organic growth of 5.4%,** a positive exchange rate effect of 2.1% and **external growth of 13.3%.** External growth was driven by the newly-acquired Glen Grant, Old Smuggler and Braemar Scotch whisky brands, and by new distribution agreements, notably for the spirits portfolio of the C&C Group on the US and Brazilian markets, Midori liqueur on the US market and Jack Daniel's whisky on the Italian market. The **Campari** brand posted **growth of 1.2%** at constant exchange rates (2.8% at actual exchange rates). The roll-out of the new packaging is proceeding as planned. Sales of **SKYY Vodka rose by 10.3%** at constant exchange rates (+12.1% at actual exchange rates), thanks to a positive performance on both the US (+9.4% at constant exchange rates) and international markets (up by more than 20%). Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol (+19.5%), Ouzo 12 (+12.3%)** and the **Brazilian brands (+10.8%** at constant exchange rates), while **Campari Soda and Cynar** put in negative performances (**-0.8%** and **-7.5%** respectively at constant exchange rates) in the first nine months of the year. Of the brands under licence, **1800 Tequila (+11.4%** at constant exchange rates), **Scotch whiskies (+10.7%** at constant exchange rates) and **Jägermeister (+1.7%** at constant exchange rates) performed well.

The **wines segment,** which contributed 12.8% of total sales, registered **growth of 6.0%,** due to the combination of **organic growth of 2.1%,** a positive exchange rate effect of 0.5% and **external growth of 3.5%,** generated by the newly-acquired Teruzzi & Puthod. The segment's positive performance was driven by **Cinzano sparkling wines (+13.2%** at constant exchange rates), **Cinzano vermouth (+6.7%** at constant exchange rates) and **Sella & Mosca** wines (+**0.8%**). As for the Group's other brands, **Mondoro** registered sales growth, but **Riccadonna** suffered a decline in sales.

Sales of soft drinks, which came in at 16.8% of total sales and were generated almost entirely on the Italian market, show a positive performance by **Crodino (+2.8%)**, while sales of carbonated drinks were broadly in line with the same period of last year. Sales of the third-party brand **Lipton Ice Tea** were up 5.3% in the first nine months of 2006. It should be noted that, by mutual consent with the brand owner, the distribution of this product will end on 31 December 2006. Its should anyhow be emphasized that the brand's contribution was extremely limited.

Looking at results **by region**, sales on the **Italian market** (44.3% of total Group sales) rose by **4.9%** in the first nine months of 2006. Italian sales were boosted by external growth of **+4.2%,** deriving mainly from Glen Grant and the distribution of Jack Daniel's and the other Brown-Forman brands (since May 2005); organic sales growth was **0.7%**. Sales in **Europe** (18.8% of consolidated sales) **grew by 16.7%,** due to **external growth of 11.3%,** mainly generated by the new brands Glen Grant and Teruzzi & Puthod, and **organic growth of 5.5%**. In the Americas (32.3% of total sales), the **US market** registered **organic growth of 10.5%, external growth of 27.0%** and a positive exchange rate effect of 1.7%. In **Brazil,** sales registered **organic growth of 6.7%** at

constant exchange rates. The exchange rate effect was positive at 16.8%, while external growth was a negative 2.2%. Sales in the **rest of the world** (including duty free sales), which account for 4.6% of total sales, **grew by 12.9%** in total, driven by **organic growth of 9.3%.**

OTHER RESOLUTIONS

Merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A. On 8 November, the merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A. was approved by the two companies' Boards of Directors, pursuant to article 2502 of the Italian civil code. The merger will come into force on 1 December 2006, while the accounting and tax effects will be backdated to 1 January 2006.

* * *

CONFERENCE CALL

Please note that at **17.00 (CET) today, Wednesday 8 November 2006**, Campari's management will hold a conference call to present the Group's nine-month results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Campari's website, at www.camparigroup.com/investors.

A **recording of the conference call** will be available from 21.00 (CET) on Wednesday 8 November until 21.00 (CET) on Wednesday 15 November 2006. To hear it, please call **+44 1296 618 700** (access code: **576882**).

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 30 September 2006		1 January - 30 September 2005		Change
	€ million	%	€ million	%	%
Spirits	432.6	69.0%	358.3	66.0%	**20.7%**
Wines	80.2	12.8%	75.6	13.9%	**6.0%**
Soft drinks	105.3	16.8%	103.3	19.0%	**1.9%**
Other revenues	8.9	1.4%	6.1	1.1%	**46.5%**
Total	**626.9**	**100.0%**	**543.3**	**100.0%**	**15,4%**

Consolidated net revenues by geographic area

	1 January - 30 September 2006		1 January - 30 September 2005		Change
	€ million	%	€ million	%	%
Italy	277.9	44.3%	265.0	48.8%	**4.9%**
Europe	117.6	18.8%	100.8	18.6%	**16.7%**
Americas	202.7	32.3%	152.1	28.0%	**33.3%**
Rest of the world and duty free	28.7	4.6%	25.4	4.7%	**12.9%**
Total	**626.9**	**100.0%**	**543.3**	**100.0%**	**15.4%**

Consolidated income statement

	1 January - 30 September 2006		1 January - 30 September 2005		Change
	€ million	%	€ million	%	%
Net sales [(1)]	**626.9**	**100.0%**	**543.3**	**100.0%**	**15.4%**
Total cost of goods sold	(275.7)	-44.0%	(228.2)	-42.0%	20.8%
Gross margin	**351.1**	**56.0%**	**315.1**	**58.0%**	**11.4%**
Advertising and promotion	(106.5)	-17.0%	(92.3)	-17.0%	15.3%
Selling and distribution expenses	(73.8)	-11.8%	(64.2)	-11.8%	15.1%
Trading profit	**170.8**	**27.2%**	**158.6**	**29.2%**	**7.7%**
General and administrative expenses and other net operating income	(45.6)	-7.3%	(39.0)	-7.2%	16.8%
EBIT before one-off's	**125.2**	**20.0%**	**119.5**	**22.0%**	**4.7%**
One-off's	(0.1)	0.0%	3.5	0.6%	-102.7%
Operating profit = EBIT	**125.1**	**20.0%**	**123.1**	**22.7%**	**1.7%**
Net financial income (expenses)	(8.2)	-1.3%	(6.8)	-1.3%	20.8%
Income from associates	(0.4)	-0.1%	(0.4)	-0.1%	-14.6%
Pre-tax profit before minority interests	**116.5**	**18.6%**	**115.8**	**21.3%**	**0.6%**
Minority interests	(2.8)	-0.4%	(3.1)	-0.6%	-9.4%
Group's pre-tax profit	**113.7**	**18.1%**	**112.8**	**20.8%**	**0.9%**
Depreciation and amortisation	(14.0)	-2.2%	(12.8)	-2.4%	9.6%
EBITDA before one-off's	**139.2**	**22.2%**	**132.4**	**24.4%**	**5.2%**
EBITDA	**139.1**	**22.2%**	**135.9**	**25.0%**	**2.4%**

(1) Net of discounts and excise duties.

GRUPPO CAMPARI

COMUNICATO STAMPA

RISULTATI DEI PRIMI NOVE MESI AL 30 SETTEMBRE 2006

Vendite nette € 626,9 milioni (+15,4%)

EBITDA € 139,1 milioni (+2,4%), pari al 22,2% delle vendite nette

Risultato operativo € 125,1 milioni (+1,7%), pari al 20,0% delle vendite nette

Utile del Gruppo prima delle imposte € 113,7 milioni (+0,9%)

Milano, 8 novembre 2006 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 30 settembre 2006. I risultati del Gruppo Campari dei primi nove mesi del 2006 sono stati positivi, grazie al contributo delle recenti acquisizioni (Glen Grant e Teruzzi & Puthod), dei nuovi *brand* in distribuzione (Jack Daniel's, il portafoglio di C&C e Midori), e della crescita organica.

Risultati consolidati	1 gennaio - 30 settembre 2006 € milioni	1 gennaio - 30 settembre 2005 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	626,9	543,3	15,4%	14,0%
Margine commerciale	170,8	158,6	7,7%	6,8%
EBITDA prima di oneri e proventi non ordinari	139,2	132,4	5,2%	4,6%
EBITDA	139,1	135,9	2,4%	1,8%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	125,2	119,5	4,7%	4,2%
Risultato operativo = EBIT	125,1	123,1	1,7%	1,2%
Utile del Gruppo prima delle imposte	113,7	112,8	0,9%	0,3%

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI DEL 2006

Nei primi nove mesi del 2006 le **vendite del Gruppo** sono state pari a **€ 626,9 milioni**, in **crescita del 15,4%** (+14,0% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 4,2%** e da un impatto positivo dei cambi del 1,4%. La **crescita** esterna, pari al **9,8%**, è stata determinata dalle recenti acquisizioni (lo *Scotch whisky* Glen Grant e i vini Teruzzi & Puthod) e dai *brand* di terzi oggetto dei nuovi accordi di distribuzione (il portafoglio *spirit* di C&C sui mercati statunitense e brasiliano, il liquore Midori e il gin Martin Miller's sul mercato statunitense, e Jack Daniel's e gli altri *brand* di Brown-Forman sul mercato italiano).

Il **margine commerciale** si è attestato a € 170,8 milioni, evidenziando una **crescita del 7,7%** (+6,8% a cambi costanti) e un'incidenza sulle vendite pari al 27,2%. La variazione è attribuibile per il 3,0% alla crescita organica, per il 3,8% alla crescita esterna e per il 0,9% al positivo effetto cambi.

L'EBITDA prima di proventi e oneri non ordinari è stato di € 139,2 milioni in **crescita del 5,2%** (+4,6% a cambi costanti) e con un'incidenza sulle vendite pari al 22,2%.

L'**EBITDA** è stato di € 139,1 milioni, in **crescita del 2,4%** (+1,8% a cambi costanti) e con un'incidenza sulle vendite pari al 22,2%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 125,2 milioni, in **crescita del 4,7%** (+4,2% a cambi costanti) e con un'incidenza sulle vendite pari al 20,0%.

Il **Risultato Operativo (EBIT)** è stato di € 125,1 milioni, in **crescita del 1,7%** (+1,2% a cambi costanti) e con un'incidenza sulle vendite pari al 20,0%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 116,5 milioni, in **crescita del 0,6%.**

L'**utile del Gruppo prima delle imposte** è stato di € 113,7 milioni, in crescita del 0,9% (+0,3% a cambi costanti).

Al 30 settembre 2006 l'**indebitamento finanziario netto** è pari a € 418,7 milioni (€ 479,5 milioni al 30 giugno 2006). Si segnala che in data 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto dei marchi di *Scotch whisky* Glen Grant, Old Smuggler e Braemar e dei relativi *asset*, per un corrispettivo, pagato in contanti, di € 128,9 milioni. L'acquisizione è stata finanziata con indebitamento bancario.

Si segnala inoltre che il debito per esercizio di *put option* relativo a Skyy Spirits, LLC è stato riportato al 30 settembre 2006 in funzione dell'operazione perfezionata in data 2 novembre 2006 e relativa all'acquisto dell'ultima quota pari al 11% di Skyy Spirits, LLC, per un controvalore di € 49 milioni circa, pagato in contanti e finanziato con mezzi propri.

VENDITE CONSOLIDATE DEI PRIMI NOVE MESI DEL 2006

Il **segmento *spirit***, che rappresenta il 69,0% del fatturato, ha registrato una **variazione positiva delle vendite del 20,7%,** determinata da una **crescita organica del 5,4%,** da un impatto positivo dei cambi del 2,1% e da una **crescita esterna positiva del 13,3%.** La crescita esterna è stata generata dai neo-acquisiti *Scotch whisky* Glen Grant, Old Smuggler e Braemar, e dai nuovi accordi distributivi, tra cui, in particolare, quelli relativi al portafoglio *spirit* di C&C sui mercati statunitense e brasiliano, al liquore Midori sul mercato statunitense e al *whisky* Jack Daniel's sul mercato italiano. Il *brand* **Campari** ha registrato una **crescita del 1,2%** a cambi costanti (2,8% a cambi effettivi). L'introduzione del nuovo *packaging* è in corso secondo quanto previsto. Le vendite di **SKYY** hanno registrato una **crescita del 10,3%** a cambi costanti (+12,1% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+9,4% a cambi costanti) sia nei mercati internazionali (oltre il 20%). Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento decisamente positivo di **Aperol (+19,5%)**, **Ouzo 12 (+12,3%)** e dei ***brand* brasiliani (+10,8%** a cambi costanti); **Campari Soda** e **Cynar** hanno chiuso i primi nove mesi del 2006 in calo rispettivamente del **0,8%** e **7,5%** a cambi costanti. Relativamente ai *brand* in licenza, si segnala il positivo andamento di ***tequila* 1800 (+11,4%** a cambi costanti), degli ***Scotch whisky*** **(+10,7%** a cambi costanti) e di **Jägermeister (+1,7%** a cambi costanti).

Il **segmento *wine*,** pari al 12,8% del fatturato, ha registrato una **crescita del 6,0%,** determinata da una **variazione organica del 2,1%,** da un impatto positivo dei cambi del 0,5% e da una **crescita esterna del 3,5%,** generata dalla neo-acquisita Teruzzi & Puthod. L'andamento positivo del segmento è stato trainato dagli **spumanti Cinzano (+13,2%** a cambi costanti), i ***vermouth* Cinzano (+6,7%** a cambi costanti) e dai vini **Sella & Mosca (+0,8%)**. Relativamente agli altri marchi del Gruppo, le vendite hanno registrato una crescita per **Mondoro** e una contrazione per **Riccadonna.**

Le **vendite di *soft drink*,** pari al 16,8% del fatturato e realizzate quasi interamente sul mercato italiano, evidenziano l'andamento positivo di **Crodino (+2,8%)**, mentre le vendite delle bevande gassate risultano sostanzialmente in linea con lo scorso anno. Relativamente alla marca di terzi **Lipton Ice Tea** (+5,3% nei primi nove mesi del 2006), si segnala che di comune accordo con il proprietario del marchio, la distribuzione cesserà il 31 dicembre 2006. La capacità contributiva della marca era comunque estremamente ridotta.

Relativamente alla **ripartizione geografica**, le vendite dei primi nove mesi del 2006 sul **mercato italiano**, pari al 44,3% delle vendite, hanno registrato una **crescita del 4,9%.** L'Italia ha beneficiato del positivo contributo della crescita esterna **(+4,2%)**, derivante principalmente da Glen Grant e dalla

distribuzione di Jack Daniel's e degli altri *brand* di Brown-Forman, iniziata a maggio 2005; il *business* esistente ha registrato una crescita delle vendite del **0,7%**. Le vendite in **Europa,** pari al 18,8% delle vendite consolidate, hanno segnato una **crescita del 16,7%,** determinata da una **crescita esterna del 11,3%** generata principalmente dai nuovi *brand* (Glen Grant e Teruzzi & Puthod) e una **crescita organica del 5,5%**. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 32,3% del totale, il **mercato USA** ha registrato una **crescita organica del 10,5%**, una **crescita esterna** del **27,0%** e un effetto cambi positivo del 1,7%. In **Brasile** le vendite hanno registrato una **crescita organica del 6,7%** a cambi costanti, un effetto cambi positivo del 16,8% e un impatto negativo a livello di crescita esterna del 2,2%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,6% del fatturato totale, è **cresciuta** complessivamente del **12,9%**, trainata da una **crescita organica del 9,3%.**

ALTRE DELIBERE

Fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A. In data 8 novembre è stata deliberata la fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A. da parte dei rispettivi consigli di amministrazione ai sensi dell'articolo. 2502 cod. civ. L'efficacia della fusione è prevista in data 1 dicembre 2006. I relativi effetti contabili e fiscali saranno retrodatati al 1 gennaio 2006.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, mercoledì 8 novembre 2006**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi nove mesi del 2006. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.camparigroup.com/investors.

Una **registrazione della conference call** sarà disponibile a partire da mercoledì, 8 novembre alle ore 21:00 (CET) fino a mercoledì, 15 novembre 2006 alle ore 21:00 (CET), chiamando il numero **+44 1296 618 700** (codice di accesso: **576882**).

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit, wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.camparigroup.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2006		1 gennaio - 30 settembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	432,6	69,0%	358,3	66,0%	**20,7%**
Wine	80,2	12,8%	75,6	13,9%	**6,0%**
Soft drink	105,3	16,8%	103,3	19,0%	**1,9%**
Altri ricavi	8,9	1,4%	6,1	1,1%	**46,5%**
Totale	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2006		1 gennaio - 30 settembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Italia	277,9	44,3%	265,0	48,8%	**4,9%**
Europa	117,6	18,8%	100,8	18,6%	**16,7%**
Americhe	202,7	32,3%	152,1	28,0%	**33,3%**
Resto del mondo e *duty free*	28,7	4,6%	25,4	4,7%	**12,9%**
Totale	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**

Conto economico consolidato

	1 gennaio - 30 settembre 2006		1 gennaio - 30 settembre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**
Costo del venduto	(275,7)	-44,0%	(228,2)	-42,0%	20,8%
Margine lordo	**351,1**	**56,0%**	**315,1**	**58,0%**	**11,4%**
Pubblicità e promozioni	(106,5)	-17,0%	(92,3)	-17,0%	15,3%
Costi di vendita e distribuzione	(73,8)	-11,8%	(64,2)	-11,8%	15,1%
Margine commerciale	**170,8**	**27,2%**	**158,6**	**29,2%**	**7,7%**
Spese generali e amministrative e altri oneri e proventi operativi	(45,6)	-7,3%	(39,0)	-7,2%	16,8%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**125,2**	**20,0%**	**119,5**	**22,0%**	**4,7%**
Altri proventi (oneri) non ordinari	(0,1)	0,0%	3,5	0,6%	-102,7%
Risultato operativo = EBIT	**125,1**	**20,0%**	**123,1**	**22,7%**	**1,7%**
Proventi (oneri) finanziari netti	(8,2)	-1,3%	(6,8)	-1,3%	20,8%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,4)	-0,1%	(0,4)	-0,1%	-14,6%
Utile prima delle imposte e degli interessi di minoranza	**116,5**	**18,6%**	**115,8**	**21,3%**	**0,6%**
Interessi di minoranza	(2,8)	-0,4%	(3,1)	-0,6%	-9,4%
Utile del gruppo prima delle imposte	**113,7**	**18,1%**	**112,8**	**20,8%**	**0,9%**
Totale ammortamenti	(14,0)	-2,2%	(12,8)	-2,4%	9,6%
EBITDA prima di altri oneri e proventi non ordinari	**139,2**	**22,2%**	**132,4**	**24,4%**	**5,2%**
EBITDA	**139,1**	**22,2%**	**135,9**	**25,0%**	**2,4%**

(1) Al netto di sconti e accise.


GRUPPO
CAMPARI

Relazione trimestrale al 30 Settembre 2006 Report for the Quarter ending 30 September 2006

Relazione trimestrale
al 30 Settembre 2006

INDICE

5	**Dati di sintesi (Highlight)**
6	**Commenti degli Amministratori**
6	Eventi significativi del periodo
7	Andamento delle vendite
16	**Prospetti contabili consolidati**
16	Criteri di redazione
17	Area di consolidamento
18	Situazione economica consolidata dei primi nove mesi del 2006
21	Situazione economica consolidata del terzo trimestre 2006
22	**Posizione finanziaria netta**
23	**Capitale circolante**
24	**Eventi successivi al 30 settembre 2006**
24	**Evoluzione prevedibile della gestione**

DATI DI SINTESI (HIGHLIGHT)

DATI RELATIVI AI PRIMI NOVE MESI DEL 2006

	30 settembre 2006 € milioni	30 settembre 2005 € milioni	variazione %	variazione a cambi costanti %
Vendite nette	**626,9**	**543,3**	**15,4%**	**14,0%**
Margine commerciale	**170,8**	**158,6**	**7,7%**	**6,8%**
EBITDA prima di oneri e proventi non operativi	139,2	132,4	5,2%	4,6%
EBITDA	**139,1**	**135,9**	**2,4%**	**1,8%**
Risultato operativo prima di oneri e proventi non operativi	125,2	119,5	4,7%	4,2%
Risultato operativo	**125,1**	**123,1**	**1,7%**	**1,2%**
ROS % (1)	20,0%	22,7%		
Utile del Gruppo prima delle imposte	113,7	112,8	0,9%	0,3%

(1) Risultato operativo/vendite nette

DATI AL 30 SETTEMBRE 2006

	30 settembre 2006 € milioni	30 giugno 2006 € milioni	variazione € milioni	31 dicembre 2005 € milioni	variazione € milioni
Indebitamento netto	418,7	479,5	(60,8)	371,4	47,3

EVENTI SIGNIFICATIVI DEL PERIODO

Distribuzione dei brand di C&C e di Midori negli Stati Uniti

Con decorrenza gennaio 2006, il portafoglio del Gruppo negli Stati Uniti è cresciuto in virtù di due nuovi importanti accordi di distribuzione, finalizzati da Skyy Spirits, LLC; tali accordi sono relativi ad alcuni prestigiosi *brand* internazionali, quali il liquore al melone Midori, del gruppo Suntory, nonché la crema di *whisky* Carolan's, l'*Irish whisky* Tullamore Dew e il liquore Irish Mist del gruppo C&C.

L'accordo distributivo con C&C riguarda anche altri mercati, tra i quali il Brasile.

Acquisizione di Glen Grant, Old Smuggler e Braemar

Il 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar dal gruppo Pernod Ricard.

L'acquisizione, avvenuta in seguito a un accordo annunciato il 22 dicembre 2005, è stata realizzata nell'ambito di un programma di dismissioni a cui il gruppo francese si era impegnato nei confronti della Commissione Europea, a seguito della precedente acquisizione, insieme al gruppo americano Fortune Brands, del gruppo Allied Domecq.

Nell'ambito della transazione, il Gruppo Campari ha acquisito i tre marchi di cui sopra, i relativi *stock* (sia di prodotti finiti che di prodotti in invecchiamento) nonché la distilleria per la produzione di Glen Grant, situata a Rothes in Scozia.

Il valore dell'operazione è di € 130 milioni circa, relativi a Glen Grant per € 115 milioni (pari a un multiplo di 9,2 volte il margine di contribuzione diretto della marca nel 2004) e a Old Smuggler e Braemar per € 15 milioni (pari a un multiplo di 2,5 volte il margine di contribuzione diretto delle marche nel 2004).

Area di Sesto San Giovanni

Nei primi giorni del mese di giugno 2006 il Consiglio Comunale di Sesto San Giovanni ha approvato in via definitiva il Programma Integrato di Intervento proposto dal Gruppo Campari per la trasformazione urbanistica dell'area dell'*ex* stabilimento.

La delibera Consiliare è divenuta esecutiva a fine luglio con la pubblicazione sul Bollettino Ufficiale Regionale.

Il 20 settembre 2006 è stata sottoscritta la Convenzione che disciplina e regola i rapporti con il Comune di Sesto San Giovanni per la trasformazione urbanistica e la realizzazione dei nuovi edifici.

Successivamente alla data della presente relazione, il 4 ottobre 2006, hanno avuto inizio le attività di demolizione dei fabbricati industriali e in data 12 ottobre 2006 è stata presentata la domanda di permesso a costruire.

Pertanto, come da programma si prevede l'inizio dei lavori di costruzione nel prossimo mese di gennaio 2007, con la previsione di ultimazione dopo circa 2 anni.

Riorganizzazione delle reti commerciali in Italia

Con l'inizio dell'anno è diventato operativo un progetto di razionalizzazione delle reti di vendita del Gruppo in Italia.

Tale progetto ha portato alla creazione di due strutture di vendita: la prima dedicata agli *spirit* e alle bevande analcoliche, fa capo a Campari Italia S.p.A.; la seconda, prevalentemente destinata alla distribuzione dei vini, è gestita Sella & Mosca Commerciale S.r.l. e, limitatamente alla Sardegna, da Sella & Mosca S.p.A.

Nell'ambito di tale riorganizzazione, l'attività commerciale e distributiva di Barbero 1891 S.p.A. è cessata.

Fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A.

Il 6 settembre 2006, il consiglio di amministrazione di Barbero 1891 S.p.A. ha approvato il progetto unitario di fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A; tale progetto è stato successivamente approvato anche dal consiglio di amministrazione di Davide Campari-Milano S.p.A il 11 settembre 2006.

Il 8 novembre è stata deliberata la fusione da parte dei rispettivi consigli di amministrazione ai sensi dell'articolo 2502 cod. civ.; successivamente verrà redatto l'atto di fusione la cui efficacia è prevista per il 1 dicembre 2006.

I relativi effetti fiscali saranno invece retrodatati al 1 gennaio 2006.

ANDAMENTO DELLE VENDITE

Premessa

I valori riportati in questo paragrafo della relazione sono espressi in milioni di Euro.

Tale semplificazione in taluni casi può determinare minime, ma solo apparenti, incoerenze dovute all'arrotondamento e al fatto che tutte le variazioni e le incidenze percentuali sono comunque sempre calcolate su valori originari definiti in migliaia di Euro.

Le vendite sono sempre riportate al netto delle accise e di tutti gli sconti commerciali.

Evoluzione generale

Nei primi nove mesi del 2006 le vendite nette del Gruppo sono state pari a € 626,9 milioni, con una crescita complessiva del 15,4% rispetto al corrispondente periodo dello scorso anno.

Grazie a un andamento delle vendite del terzo trimestre dell'anno particolarmente positivo, si rileva, sul periodo di novi mesi, un ulteriore miglioramento (+0,6%) della crescita evidenziata alla fine del primo semestre, pari al 14,8%.

A fine settembre, la variazione positiva delle vendite (15,4%) risulta determinata da una crescita organica del 4,2%, dall'importante contributo della crescita esterna, pari al 9,8%, mentre le variazioni dei cambi hanno avuto un impatto positivo del 1,4%.

Analisi della variazione delle vendite	€ milioni	in % sui primi nove mesi del 2005
– vendite nette 1 gennaio - 30 settembre 2006	626,9	
– vendite nette 1 gennaio - 30 settembre 2005	543,3	
Variazione totale	**83,6**	**15,4%**
di cui:		
crescita organica al lordo di effetto cambio	22,8	4,2%
crescita esterna	53,1	9,8%
effetto variazioni cambio	7,8	1,4%
Variazione totale	**83,6**	**15,4%**

La crescita organica è stata determinata dall'andamento positivo di tutti i *brand* più importanti, in tutte le aree di *business*: SKYY Vodka e Aperol si confermano in tal senso come i marchi dalla *performance* migliore, ma anche Campari e il *vermouth* Cinzano tornano a evidenziare un *trend* positivo, grazie al buon andamento delle vendite del terzo trimestre.

La crescita esterna è stata complessivamente pari a € 53,1 milioni e, come evidenziato nella tabella sottostante, è stata determinata per € 17,6 milioni dalle nuove acquisizioni e per € 35,5 milioni da vendite di *brand* di terzi, oggetto dei nuovi accordi di distribuzione conclusi dal Gruppo.

Per quanto concerne le nuove acquisizioni, i primi nove mesi dell'anno includono le vendite degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar, consolidate a partire dal 15 marzo 2006, data di *closing* della transazione, e quelle dei vini Teruzzi & Puthod, consolidate da inizio anno.

Con riferimento ai *brand* di terzi, a partire dalla seconda metà del 2005, è stata avviata la distribuzione di Jack Daniel's e degli altri *brand* del gruppo Brown Forman sul mercato italiano e quella del *gin ultra premium* Martin Miller's, di proprietà di Reformed Spirits Company Ltd., sul mercato statunitense.

Solo dall'inizio del 2006 invece, negli Stati Uniti è iniziata la distribuzione del liquore Midori, di proprietà del gruppo Suntory e del portafoglio *spirit* del gruppo C&C (Carolan's, Tullamore Dew e Irish Mist); il nuovo accordo con il gruppo C&C riguarda anche il mercato brasiliano nel quale, oltre ai *brand* sopracitati, il Gruppo Campari ha iniziato la distribuzione anche del liquore Frangelico.

Tra le variazioni di perimetro viene anche considerata, col segno opposto, la cessata distribuzione degli *whisky* di terzi sul mercato brasiliano, avvenuta all'inizio dell'anno.

Crescita esterna nei primi nove mesi del 2006	€ milioni
Glen Grant (inclusa vendita di bulk a terzi)	10,4
Old Smuggler e Braemar	4,5
Vini Teruzzi & Puthod	2,6
Subtotale *brand* del Gruppo	17,6
Jack Daniel's e altri *brand* del gruppo Brown Forman	7,9
brand del gruppo C&C	19,1
brand del gruppo Suntory	9,6
Martin Miller's	0,1
cessata distribuzione *whisky* di terzi in Brasile	-1,2
Subtotale *brand* di terzi	35,5
Totale crescita esterna	53,1

Nei primi nove mesi dell'anno infine, le vendite hanno beneficiato di un effetto cambio positivo, ma limitato al 1,4%; infatti, se da un lato le due valute più rilevanti per il Gruppo, cioè il Dollaro USA e il Real brasiliano, si sono rivalutate, rispetto ai valori medi del corrispondente periodo del 2005, rispettivamente del 1,5% e del 16,4%, dall'altro lo Yen giapponese si è svalutato del 5,6% rispetto all'Euro.

Cambi medi del periodo 1 gennaio-30 settembre	2006	2005	Variazione %
US$ x 1 €	1,244	1,263	
€ x 1 US$	0,8039	0,7916	1,5%
BRC x 1 €	2,717	3,163	
€ x 1 BRC	0,3681	0,3162	16,4%
CHF x 1 €	1,566	1,549	
€ x 1 CHF	0,6384	0,6457	-1,1%
JPY x 1 €	144,128	136,020	
€ x 1000 JPY	6,9383	7,3518	-5,6%

Vendite per area geografica

Nel periodo, tutte le quattro aree geografiche hanno evidenziato un andamento delle vendite positivo, con crescita complessiva a due cifre per Europa, Americhe e Resto del mondo.

Lo sviluppo più consistente è stato realizzato nell'area Americhe, dove l'effetto combinato di una robusta crescita organica e della sopracitata forte crescita esterna ha determinato un incremento complessivo delle vendite del 28,3% (+33,3% considerando anche il positivo effetto cambio).

In dettaglio, le due tabelle seguenti mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, l'incidenza, sull'evoluzione totale di ciascuna area, delle tre componenti di crescita esterna, variazione organica ed effetto cambio.

Vendite per area geografica	1 gennaio-30 settembre 2006		1 gennaio-30 settembre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Italia	277,9	44,3%	265,0	48,8%	4,9%
Europa	117,6	18,8%	100,8	18,6%	16,7%
Americhe	202,7	32,3%	152,1	28,0%	33,3%
Resto del mondo e duty free	28,7	4,6%	25,4	4,7%	12,9%
Totale	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**

Analisi della variazione % delle vendite per area geografica	variazione in % totale 1 gennaio-30 settembre	di cui crescita esterna	di cui variazione organica lorda	di cui effetti cambio
Italia	4,9%	4,2%	0,7%	0,0%
Europa	16,7%	11,3%	5,5%	-0,1%
Americhe	33,3%	19,6%	8,7%	5,0%
Resto del mondo e duty free	12,9%	3,0%	9,3%	0,6%
Totale	**15,4%**	**9,8%**	**4,2%**	**1,4%**

In **Italia** le vendite nette sono incrementate del 4,9% grazie alla consistente crescita esterna, pari al 4,2% e riconducibile principalmente a Glen Grant e a Jack Daniel's; mentre le vendite dei vini Teruzzi & Puthod, acquisizione di fine 2005, incidono solo marginalmente sul mercato italiano in quanto prevalentemente concentrate su altri mercati europei.

Anche la parte strutturale del *business* ha avuto un andamento positivo, con una crescita tuttavia contenuta al 0,7%; tra i *brand* principali, continua la *performance* molto positiva di Aperol e in misura minore di Crodino, mentre, rispetto allo scorso anno, sono in ritardo le vendite di Campari e in generale di tutto il comparto *wine*.

Il *trend* negativo del segmento dei *ready to drink*, e conseguentemente di Campari Mixx, continua ad avere un impatto sfavorevole non trascurabile sull'andamento totale delle vendite del mercato italiano (–0,5% sul totale della crescita organica dell'area).

In **Europa**, l'andamento delle vendite del terzo trimestre dell'anno è stato molto positivo e, conseguentemente, il risultato cumulato dell'anno a fine settembre evidenzia una crescita complessiva del 16,7%, di cui il 11,3% di crescita esterna (Glen Grant, Old Smuggler, Braemar e Teruzzi & Puthod) e il 5,5% di sviluppo del *business* esistente.

Per quanto concerne la crescita organica, tra i mercati principali dell'area si conferma il *trend* particolarmente positivo della Germania, con vendite in crescita per tutti i *core brand,* ma anche della Russia e della Francia.

L'area **Americhe** anche alla fine di settembre conferma un *trend* delle vendite decisamente positivo con una crescita complessiva del 33,3%, evidenziando peraltro una crescita organica del 8,7% rispetto ai primi nove mesi dello scorso anno; il contributo della crescita esterna è stato comunque molto importante (+19,6%) e l'impatto positivo dei cambi si è rilevato non trascurabile (+5,0%).

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento del *business* del Gruppo dell'area Americhe.

Dettaglio vendite dell'area Americhe	1 gennaio-30 settembre 2006		1 gennaio-30 settembre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
USA	157,2	77,5%	112,9	74,2%	39,2%
Brasile	38,5	19,0%	31,7	20,8%	21,4%
Altri paesi	7,1	3,5%	7,5	4,9%	–5,3%
Totale	**202,7**	**100,0%**	**152,1**	**100,0%**	**33,3%**

Analisi della variazione % delle vendite dell'area Americhe	variazione in % totale 1 gennaio-30 settembre	di cui crescita esterna	di cui variazione organica lorda	di cui effetti cambio
USA	39,2%	27,0%	10,5%	1,7%
Brasile	21,4%	–2,2%	6,7%	16,8%
Altri paesi	–5,3%	0,3%	–11,2%	5,7%
Totale	**33,3%**	**19,6%**	**8,7%**	**5,0%**

Gli **Stati Uniti** hanno realizzato una *performance* molto positiva, con una crescita complessiva delle vendite del 39,2%.

SKYY Vodka e gli altri *brand* già distribuiti dal Gruppo hanno portato una crescita organica del 10,5%, mentre i nuovi accordi di distribuzione, in essere dal primo gennaio 2006 e relativi ai *brand* del gruppo C&C e del gruppo Suntory, hanno portato un incremento delle vendite di circa US$ 35 milioni, contribuendo a generare una crescita esterna del 27,0%.

Anche in **Brasile** l'andamento delle vendite nei primi nove mesi dell'anno è stato positivo, con una crescita organica del 6,7% determinata principalmente da Campari e da Dreher.

La crescita complessiva in Euro è stata peraltro molto più elevata (21,4%), grazie al forte impatto positivo dato dalla rivalutazione del Real brasiliano (16,8%).

Sul mercato brasiliano viene rilevata anche una "variazione esterna" di segno negativo, pari al 2,2% e relativa al venire meno delle vendite degli *Scotch whisky* Grant's e Glenfiddich, *brand* di terzi la cui distribuzione locale è stata interrotta nel 2006.

E' opportuno ricordare che il Gruppo intende comunque essere presente in Brasile nell'importante segmento degli *whisky* importati con il proprio marchio Glen Grant, il cui lancio sul mercato è previsto nei prossimi mesi.

Gli altri paesi dell'area Americhe, hanno evidenziato una contrazione complessiva delle vendite (–5,3% totale e –11,2% organica), nonostante il risultato continui a essere positivo in Canada, mercato principale dell'area.

L'area **Resto del Mondo e *duty free***, che ha un'incidenza sul totale delle vendite del Gruppo pari al 4,6%, nel periodo ha registrato una crescita organica del 9,3%.

Particolarmente positivo è stato il risultato conseguito nel canale *duty free*, che rappresenta circa un terzo del totale dell'area e per il quale, nel corso dell'anno, è stata creata una nuova struttura commerciale dedicata.

Vendite per area di business

Le vendite dei primi nove mesi del 2006, complessivamente in crescita del 15,4%, hanno evidenziato un andamento positivo per tutte le aree di *business*.

Sia gli *spirit* che gli *wine* hanno significativamente ampliato il loro perimetro di consolidamento rispetto all'anno precedente, grazie alle acquisizioni e ai nuovi accordi distributivi; tuttavia, pur escludendo l'impatto positivo di tale crescita esterna (e anche quello positivo dei cambi), gli *spirit* e gli *wine*, considerando le specifiche situazioni dei mercati di riferimento, portano una soddisfacente crescita organica delle vendite.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite nette per area di *business* e l'analisi dell'evoluzione di ciascun segmento, nelle tre componenti di crescita esterna, variazione organica ed effetto cambi.

Vendite per segmento	1 gennaio-30 settembre 2006		1 gennaio-30 settembre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Spirit	432,6	69,0%	358,3	66,0%	20,7%
Wine	80,2	12,8%	75,6	13,9%	6,0%
Soft drink	105,3	16,8%	103,3	19,0%	1,9%
Altre vendite	8,9	1,4%	6,1	1,1%	46,5%
Totale	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**

Analisi della variazione % delle vendite per segmento	Totale variazione % 1 gennaio-30 settembre	di cui crescita esterna	di cui variazione organica lorda	di cui effetti cambio
Spirit	20,7%	13,3%	5,4%	2,1%
Wine	6,0%	3,5%	2,1%	0,5%
Soft drink	1,9%	0,0%	1,9%	0,0%
Altre vendite	46,5%	48,2%	–2,5%	0,8%
Totale	**15,4%**	**9,8%**	**4,2%**	**1,4%**

Spirit

Le vendite nette degli *spirit* sono state pari a € 432,6,milioni, con una crescita complessiva del 20,7% rispetto al corrispondente periodo dello scorso anno; escludendo il rilevante contributo della crescita esterna (13,3%) e il positivo effetto cambio (2,1%), il segmento ha conseguito una crescita organica del 5,4%.

Le vendite nette di **Campari** evidenziano una crescita del 1,2% a cambi costanti (e del 2,8% a cambi correnti, per effetto principalmente della rivalutazione del Real brasiliano).

In relazione ai tre mercati principali della marca, il *trend* dei primi nove mesi dell'anno continua a essere positivo in Germania e in Brasile, mentre in Italia si registra un rallentamento imputabile alla contrazione del mercato.

Nel corso del secondo trimestre è iniziata l'introduzione del nuovo *packaging* Campari nei diversi mercati: la sostituzione può dirsi pressoché ultimata nei mercati gestiti direttamente, mentre deve ancora essere ultimata in molti mercati serviti da distributori terzi.

La marca **SKYY** (comprensiva del core *brand* SKYY Vodka e della gamma *flavour*), alla fine di settembre evidenzia una solida crescita organica a due cifre: 10,3% a cambi costanti e 12,1% cambi correnti, includendo il positivo effetto della rivalutazione del Dollaro USA.

Il *trend* continua a essere molto positivo negli Stati Uniti, dove la marca sviluppa circa il 85% dei volumi e dove continua a registrare con grande regolarità tassi di crescita a due cifre: la *performance* di vendita del periodo, in valuta locale, è stata del 9,4% e sconta un certo rallentamento delle vendite della gamma *flavour*.

L'andamento delle vendite nei mercati di esportazione continua a essere positivo, in particolare Germania, Italia e Canada, con una crescita superiore al 20%.

Le vendite di **CampariSoda**, che sono quasi interamente concentrate sul mercato italiano, hanno chiuso il terzo trimestre dell'anno in lieve crescita e complessivamente nei primi nove mesi evidenziano un ritardo del 0,8%.

Le vendite di **Aperol** nei primi nove mesi dell'anno hanno mostrato una crescita complessiva del 19,5%, confermando un *trend* di sviluppo a due cifre, ininterrotto sin dal 2003 (anno dell'acquisizione della marca da parte del Gruppo).

Alimentano tale performance sia la straordinaria regolarità di crescita dei consumi sul mercato italiano, dove la marca sviluppa il 90% delle sue vendite, sia una interessante accelerazione delle esportazioni, tanto in mercati già attivi (Germania) quanto in nuovi mercati (Stati Uniti).

Il periodo è stato molto positivo anche per le vendite di **Aperol Soda** (+15,7%), marca presente solo sul mercato italiano; la riattivazione della comunicazione pubblicitaria, tramite un nuovo *spot* televisivo andato in onda nell'ultimo trimestre, ha pertanto indubbiamente contribuito alla rivitalizzazione della marca.

Nei primi nove mesi del 2006 le vendite dei *brand* brasiliani hanno realizzato una crescita complessiva del 10,8% in valuta locale (29,0% a cambi correnti, grazie alla forte rivalutazione del Real brasiliano).

La tendenza continua a essere molto positiva per l'*aguardiente* **Dreher**, mentre gli ***admix whiskies*** Old Eight e Drury's, dopo un certo rallentamento nel terzo trimestre, evidenziano sul dato progressivo annuo una sostanziale stabilità rispetto al 2005.

Le vendite di **Ouzo 12** registrano una crescita complessiva del 12,3%, grazie all'ottimo risultato conseguito sull'importante mercato tedesco.

In Grecia invece, le vendite continuano a mostrare una certa debolezza, parzialmente imputabile a un confronto sfavorevole con il 2005 correlato all'introduzione del nuovo *packaging*.

Nei primi nove mesi dell'anno **Cynar** ha avuto una flessione del 7,5% rispetto allo scorso anno (–4,8% a cambi correnti), come conseguenza dell'andamento non positivo delle vendite sia in Brasile che in Italia, ovvero nei due mercati principali per la marca.

Il mercato italiano dei *ready-to-drink* continua a evidenziare il pesante *trend* negativo che ha caratterizzato il 2005: le vendite di **Campari Mixx**, conseguentemente, hanno registrato una contrazione del 43,8% rispetto al corrispondente periodo del 2005.

Anche se il valore assoluto delle vendite nette del *brand* è diminuito significativamente rispetto ai livelli massimi del 2003, l'attuale flessione ha ancora un impatto negativo non trascurabile sul *trend* delle vendite degli *spirit*.

Relativamente ai ***brand* di terzi**, le vendite del periodo hanno evidenziato un andamento globalmente positivo per tutti i marchi principali:

- per gli *Scotch whisky*, una crescita organica a cambi costanti del 10,7% determinata principalmente dal buon risultato di Cutty Sark negli Stati Uniti;
- per *tequila* 1800, una crescita del 11,4,% in valuta locale, sempre sul mercato statunitense;
- per Jägermeister, +1,7%, realizzato quasi interamente sul mercato italiano;
- per Grand Marnier, distribuito in Germania, Italia e Svizzera, una crescita totale del 2,3%.

Wine

Nei primi nove mesi dell'anno le vendite nette degli *wine* sono state pari a € 80,2 milioni, con un incremento del 6,0% rispetto allo stesso periodo del 2005; la crescita organica è stata del 2,1%, l'apporto delle vendite dei vini Teruzzi & Puthod, consolidate a partire da gennaio 2006, è stato del 3,5% e i cambi hanno avuto un impatto positivo limitato allo 0,5%.

Tra i *brand* principali, gli **spumanti Cinzano** hanno evidenziato un andamento positivo, con una crescita organica del 13,2% (13,0% a cambi correnti).

Sul mercato tedesco, dove la gamma è stata completamente rinnovata nel *packaging* e ampliata con l'inserimento di nuove tipologie di spumanti, la *performance* è stata molto positiva.

Sul mercato italiano, invece, le vendite a fine settembre sono in lieve ritardo ma, in questo caso, il risultato finale dell'anno sarà determinato dalle vendite dell'ultimo trimestre che, con le festività natalizie, rappresenta il periodo di massima stagionalità.

Il terzo trimestre dell'anno è stato molto positivo per le vendite del ***vermouth* Cinzano** che hanno invertito la tendenza negativa della prima parte dell'anno e, a fine settembre, evidenziano una crescita del 6,7% a cambi costanti (+8,1% a cambi correnti).

La Russia, che nel periodo ha conseguito un'ottima *performance*, si conferma quale mercato chiave per lo sviluppo di questo *brand*.

I vini **Sella & Mosca** complessivamente mostrano una crescita del 1,0% (+0,8% a cambi costanti), determinata da un andamento positivo delle esportazioni e da una leggera contrazione delle vendite sul mercato italiano.

Relativamente agli altri marchi del Gruppo, le vendite del periodo sono state in flessione per gli spumanti **Riccadonna** in Australia e in Italia e per i vini **Cantina Serafino** in Italia; continua invece il

trend positivo delle vendite per lo spumante **Mondoro,** che in Russia, suo primo mercato, sta crescendo molto bene e rafforza la sua posizione nel segmento degli spumanti italiani *premium*.

Soft drink

Nel periodo gennaio - settembre 2006 i *soft drink* hanno realizzato vendite nette per € 105,3 milioni, con una crescita del 1,9% rispetto al 2005.

Tra i *brand* del Gruppo, l'aperitivo analcolico **Crodino**, che rappresenta più del 40% delle vendite nette del segmento, ha realizzato una crescita del 2,8%, mentre la linea **Lemonsoda, Oransoda e Pelmosoda,** che ha avuto un andamento positivo nel terzo trimestre, a fine settembre presenta vendite sostanzialmente in linea con lo scorso anno (–0,4%).

Una crescita del 5,3% è stata infine realizzata da **Lipton Ice Tea,** marchio di terzi distribuito sul mercato italiano.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nei nove mesi in oggetto, le "altre vendite" sono state pari a € 8,9 milioni e hanno evidenziato una crescita complessiva del 46,5%, di fatto interamente crescita esterna.

A partire dal 15 marzo 2006, infatti, in questo segmento vengono rilevate le vendite di *new filling*, ovvero del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione di Glen Grant, Old Smuggler e Braemar.

Andamento delle vendite del terzo trimestre 2006

Le vendite nette del terzo trimestre 2006 sono state pari a € 209,0 milioni, in crescita del 16,5% rispetto al 2005.

L'andamento complessivo del *business* è stato più che soddisfacente, con una crescita organica (7,6%) superiore a quella relativa all'intero periodo di nove mesi (4,2%) e con un contributo di crescita esterna pari al 9,7%, in linea con il dato cumulato a fine settembre (9,8%).

I tassi di cambio hanno avuto un impatto sfavorevole (–0,9%), principalmente a causa del deprezzamento del Dollaro statunitense nell'ultima parte del 2006 (+1,4% il dato omogeneo sui primi nove mesi dell'anno).

Analisi della variazione delle vendite	€ milioni	in % sul terzo trimestre 2005
– vendite nette del terzo trimestre 2006	209,0	
– vendite nette del terzo trimestre 2005	179,4	
Variazione totale	**29,6**	**16,5%**
di cui:		
crescita organica al lordo di effetto cambio	13,7	7,6%
crescita esterna	17,5	9,7%
effetto variazioni cambio	–1,6	–0,9%
Variazione totale	**29,6**	**16,5%**

L'andamento delle vendite del trimestre è stato positivo in tutte le quattro aree geografiche, sia per quanto attiene alla crescita totale, che ha beneficiato delle vendite di nuovi marchi, sia per quanto concerne la sola crescita organica.

In Italia l'incremento totale è stato del 5,4%, equamente ripartito tra crescita organica (Aperol, Campari Soda, Crodino e Jack Daniel's) e crescita esterna che, nel trimestre, include solo le vendite di Glen Grant.

L'Europa è l'area che ha realizzato l'incremento delle vendite più consistente (+32,2%): grazie al buon risultato conseguito da tutti i *core brand* in tutti i mercati principali (Germania e Russia in particolare), la crescita organica è stata del 17,2%; le vendite degli *Scotch whisky* Glen Grant e Old Smuggler hanno invece sostenuto la componente esterna della crescita, che è stata del 15,0%.

Anche nell'area Americhe la *performance* è stata decisamente positiva (+23,5%) e alimentata sia dal buon risultato dei *brand* esistenti (SKYY Vodka e Dreher principalmente) che dal forte contributo delle vendite dei *brand* del gruppo C&C e del gruppo Suntory, la cui distribuzione negli Stati Uniti è iniziata nel 2006.

L'area Resto del mondo e *duty free*, nel terzo trimestre dell'anno ha realizzato una crescita complessiva del 11,3%, prevalentemente organica.

Vendite nette per area geografica	terzo trimestre 2006		terzo trimestre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Italia	83,6	40,0%	79,3	44,2%	5,4%
Europa	48,1	23,0%	36,4	20,3%	32,2%
Americhe	65,2	31,2%	52,8	29,4%	23,5%
Resto del mondo e *duty free*	12,1	5,8%	10,9	6,0%	11,3%
Totale	**209,0**	**100,0%**	**179,4**	**100,0%**	**16,5%**

Analisi della variazione % delle vendite per area geografica	variazione in % totale terzo trimestre	di cui crescita esterna	di cui variazione organica lorda	di cui effetti cambio
Italia	5,4%	2,7%	2,6%	0,0%
Europa	32,2%	15,0%	17,2%	0,0%
Americhe	23,5%	18,1%	8,3%	-2,9%
Resto del mondo e *duty free*	11,3%	2,7%	9,1%	-0,5%
Totale	**16,5%**	**9,7%**	**7,6%**	**-0,9%**

Il terzo trimestre dell'anno ha visto un significativo miglioramento del *trend* delle vendite di tutte le aree di *business*, in particolare con riferimento alla componente organica della crescita.

Alla fine del primo semestre gli *spirit* mostravano infatti una crescita organica del 3,7% mentre nel solo terzo trimestre la progressione è stata del 9,1%.

Per gli *wine*, a fine giugno si rilevava un ritardo del 0,8% sulle vendite del portafoglio prodotti esistente, mentre nel periodo luglio - settembre si è registrata una crescita del 6,5%.

I *soft drink* infine hanno realizzato nel terzo trimestre dell'anno una crescita del 5,9%, allorché alla fine del primo semestre le vendite erano in linea con quelle dell'anno precedente (+0,2%).

Le vendite degli *spirit* e degli *wine* hanno inoltre beneficiato di una importante componente di crescita esterna, rispettivamente pari al 13,3% e al 2,8%; in questo caso l'entità della crescita è in linea con quella rilevata per il primo semestre.

Vendite per aree di *business*	terzo trimestre 2006		terzo trimestre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Spirit	139,3	66,7%	115,2	64,2%	20,9%
Wine	32,6	15,6%	29,9	16,6%	9,3%
Soft drink	33,3	15,9%	31,5	17,6%	5,9%
Altre vendite	3,7	1,8%	2,9	1,6%	30,1%
Totale	**209,0**	**100,0%**	**179,4**	**100,0%**	**16,5%**

Analisi della variazione % delle vendite per segmento	Totale variazione % terzo trimestre	di cui crescita esterna	di cui variazione organica lorda	di cui effetti cambio
Spirit	20,9%	13,3%	9,1%	-1,4%
Wine	9,3%	2,8%	6,5%	0,1%
Soft drink	5,9%	0,0%	5,9%	0,0%
Altre vendite	30,1%	47,4%	-17,2%	-0,1%
Totale	**16,5%**	**9,7%**	**7,6%**	**-0,9%**

PROSPETTI CONTABILI CONSOLIDATI

CRITERI DI REDAZIONE

A seguito dell'entrata in vigore del Regolamento Europeo 1606/2002 del 19 luglio 2002, il Gruppo Campari ha adottato i Principi Contabili Internazionali (IAS / IFRS) a partire dal 1 gennaio 2005.

La Relazione trimestrale al 30 settembre 2006 è stata redatta, pertanto, applicando i criteri di valutazione e misurazione stabiliti dagli IAS / IFRS, adottati dalla Commissione Europea.

Gli stessi criteri sono stati adottati nel redigere le situazioni economiche e patrimoniali di confronto.

I principi contabili applicati nella redazione della situazione al 30 settembre 2006 sono conformi a quelli adottati per la redazione del bilancio consolidato al 31 dicembre 2005, cui si fa rinvio.

Si precisa che la valutazione e la misurazione delle grandezze contabili esposte si basano sui Principi Contabili Internazionali e le relative interpretazioni attualmente in vigore; pertanto, tali dati potrebbero subire modifiche al fine di riflettere i cambiamenti che potrebbero intervenire sino al 31 dicembre 2006 per effetto di future omologazioni da parte della Commissione Europea di nuovi *standard*, di nuove interpretazioni, o di linee guida emesse dall'*International Financial Reporting Interpretation Committee* (IFRIC).

La Relazione trimestrale e i prospetti contabili consolidati al 30 settembre 2006 sono stati redatti in osservanza a quanto previsto dal Regolamento Emittenti 11971/1999, così come modificato dalla Delibera Consob 14990 del 14 aprile 2005.

In particolare, così come previsto dall'articolo 82 – *Relazione trimestrale* del suddetto Regolamento, la presente Relazione, non soggetta a revisione contabile, è stata redatta secondo quanto indicato nell'Allegato 3D.

La Relazione trimestrale al 30 settembre 2006 è stata autorizzata alla pubblicazione con delibera del competente organo amministrativo in data 8 novembre 2006.

AREA DI CONSOLIDAMENTO

La situazione trimestrale consolidata comprende le situazioni economico – patrimoniali predisposte dalla Capogruppo e dalle società controllate, italiane ed estere, alla data del 30 settembre e redatte secondo i Principi Contabili Internazionali.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Le variazioni intervenute nell'area di consolidamento rispetto alla chiusura dell'esercizio precedente sono le seguenti:

A seguito dell'acquisizione di Glen Grant, Old Smuggler e Braemar, nel corso del primo trimestre sono entrate nel perimetro di consolidamento le seguenti società, detenute da DI.CI.E. Holding B.V.:

- Glen Grant Whisky Company Ltd.;
- Glen Grant Distillery Company Ltd.;
- Glen Grant Ltd.;
- Old Smuggler Whisky Company Ltd.

Inoltre, è stata costituita Campari Finance Belgium S.a.r.l., con sede a Bruxelles, il cui capitale è detenuto interamente dalla Capogruppo.

Nel confronto dei dati con il corrispondente periodo dell'esercizio precedente, si ricorda inoltre che Teruzzi & Puthod S.r.l., non figura nel perimetro di consolidamento al 30 settembre 2005 in quanto l'acquisizione è stata perfezionata alla fine di dicembre 2005.

SITUAZIONE ECONOMICA CONSOLIDATA DEI PRIMI NOVE MESI DEL 2006

	30 settembre 2006		30 settembre 2005		Variazione %
	€ milioni	%	€ milioni	%	
Vendite nette	**626,9**	**100,0%**	**543,3**	**100,0%**	**15,4%**
Costo del venduto	(275,7)	-44,0%	(228,2)	-42,0%	20,8%
Margine lordo	**351,1**	**56,0%**	**315,1**	**58,0%**	**11,4%**
Pubblicità e promozioni	(106,5)	-17,0%	(92,3)	-17,0%	15,3%
Costi di vendita e distribuzione	(73,8)	-11,8%	(64,2)	-11,8%	15,1%
Margine commerciale	**170,8**	**27,2%**	**158,6**	**29,2%**	**7,7%**
Spese generali e amministrative e altri oneri e proventi operativi	(45,6)	-7,3%	(39,0)	-7,2%	16,8%
Risultato della gestione ordinaria	125,2	20,0%	119,5	22,0%	4,7%
Altri (oneri) e proventi non ordinari	(0,1)	0,0%	3,5	0,6%	-102,7%
Risultato Operativo	**125,1**	**20,0%**	**123,1**	**22,7%**	**1,7%**
Proventi (oneri) finanziari netti	(8,2)	-1,3%	(6,8)	-1,3%	20,8%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,4)	-0,1%	(0,4)	-0,1%	-14,6%
Utile prima delle imposte e degli interessi di minoranza	**116,5**	**18,6%**	**115,8**	**21,3%**	**0,6%**
Interessi di minoranza	(2,8)	-0,4%	(3,1)	-0,6%	-9,4%
Utile del gruppo prima delle imposte	**113,7**	**18,1%**	**112,8**	**20,8%**	**0,9%**
Totale ammortamenti	(14,0)	-2,2%	(12,8)	-2,4%	9,6%
EBITDA	**139,1**	**22,2%**	**135,9**	**25,0%**	**2,4%**
EBITDA prima di altri oneri e proventi non ordinari	**139,2**	**22,2%**	**132,4**	**24,4%**	**5,2%**

Le **vendite nette** dei primi nove mesi del 2006 sono state pari a € 626,9 milioni, con una crescita del 15,4% rispetto all'anno precedente (determinata da una crescita organica pari al 4,2%, da un effetto perimetro del 9,8%, nonché da effetti cambi positivi del 1,4%).

Il **costo del venduto** evidenzia un incremento dell'incidenza percentuale sulle vendite nette di 2,0 punti percentuali (dal 42,0% al 44,0%) interamente attribuibile all'effetto diluitivo connesso al primo consolidamento di *brand* di terzi oggetto dei nuovi accordi distributivi, che presentano una marginalità inferiore rispetto a quella del *business* organico del Gruppo.

In particolare nel periodo in oggetto tale effetto perimetro ha avuto un impatto negativo di 2,5 punti percentuali (sempre in termini di incidenza del costo del venduto sulle vendite).

Le spese di produzione, che invece costituiscono la componente prevalentemente fissa del costo del venduto, riducono la loro incidenza di 0,5 punti percentuali, mitigando l'effetto diluitivo di cui sopra.

In valore assoluto, le spese di produzione beneficiano integralmente degli effetti del piano di ristrutturazione industriale realizzato in Italia ma, rispetto allo scorso anno, scontano il consolidamento delle spese di produzione relative ai nuovi *business* acquisiti (Glen Grant e, in misura minore, Teruzzi & Puthod).

I **costi per pubblicità e promozioni** del periodo rappresentano il 17,0% delle vendite, esattamente in linea con lo scorso anno.

La spesa promozionale e pubblicitaria relativa al solo *business* organico del Gruppo è cresciuta nei primi nove mesi di 0,4 punti percentuali, mentre il consolidamento dei nuovi *brand* di terzi distribuiti dal Gruppo, ha avuto sul conto economico un impatto di pari entità ma di segno opposto.

È infatti opportuno ricordare che i costi promozionali e pubblicitari sono sempre esposti al netto dei contributi ricevuti dai proprietari dei marchi, in virtù degli accordi di distribuzione in essere e che pertanto, come nel caso dei nuovi *brand* di terzi distribuiti nei primi nove mesi dell'anno, il consistente investimento promozionale e pubblicitario realizzato incide in misura minore sul conto economico.

I costi di **vendita e distribuzione** hanno mantenuto la loro incidenza sulle vendite al 11,8%, invariata rispetto allo scorso anno.

I costi di distribuzione, per natura quasi totalmente variabili, sono cresciuti in modo proporzionale rispetto allo sviluppo delle vendite.

Anche i costi delle strutture di vendita e di *marketing*, pur avendo una componente più consistente di costi fissi, hanno mantenuto un'incidenza percentuale sulle vendite analoga a quella dell'anno precedente a seguito degli investimenti destinati al rafforzamento delle strutture commerciali e di *marketing*.

In particolare ciò si è reso necessario negli Stati Uniti, al fine di gestire adeguatamente le nuove marche in distribuzione, ma anche in altri mercati internazionali, ritenuti di importanza strategica per lo sviluppo futuro del *business*, per poter adeguatamente cogliere le opportunità che tali mercati oggi presentano.

I benefici economici conseguenti alla ristrutturazione delle reti vendita in Italia sono stati infine in parte bilanciati dai costi di avvio delle nuove organizzazioni di vendita.

Il **margine commerciale** dei primi nove mesi del 2006 è stato pari a € 170,8 milioni, con una crescita totale del 7,7% rispetto al corrispondente periodo dello scorso anno, determinata:

- per il 3,0% dalla crescita organica;
- per il 3,8% dalla crescita esterna;
- per il 0,9% dal positivo effetto cambio.

La voce **spese generali e amministrative** e **altri oneri e proventi operativi,** evidenzia nel periodo una crescita complessiva del 16,8%, con un'incidenza percentuale sulle vendite del 7,3%, di fatto in linea con lo scorso anno.

L'importante incremento di tale voce di spesa nei primi nove mesi dell'anno è riconducibile a una serie di fattori contingenti.

Innanzitutto escludendo l'effetto perimetro e l'effetto cambio, la crescita organica delle spese generali si riduce al 10,4%; tale crescita inoltre include gli oneri relativi alla valorizzazione del nuovo piano di *stock option* e oneri non ricorrenti per consulenze organizzative: al lordo di tali due effetti si evidenzia una crescita della voce "spese generali e amministrative e altri oneri e proventi operativi" contenuta al 4,9%.

Si ricorda che con l'adozione dei nuovi principi contabili internazionali (IAS 38), viene meno l'ammortamento delle differenze di consolidamento e dei marchi aventi vita utile indefinita.

Conseguentemente, la voce "ammortamento relativo all'avviamento e ai marchi" non compare nella struttura di conto economico adottata ai fini IAS / IFRS dei due periodi posti a confronto.

Il **risultato della gestione ordinaria** dei primi nove mesi del 2006 è stato di € 125,2 milioni, in crescita del 4,7% rispetto allo scorso anno e rappresenta un livello di redditività del 20,0% (22,0% nel 2005).

Nel periodo in oggetto, la voce **proventi e oneri non ordinari** evidenzia un saldo netto negativo di € 0,1 milioni; nello stesso periodo dello scorso anno la voce evidenziava un saldo netto positivo di € 3,5 milioni, che includeva una plusvalenza realizzata sulla vendita di proprietà immobiliari in

Svizzera (per € 1,9 milioni) e sopravvenienze di natura straordinaria, correlate all'acquisizione brasiliana del 2001, per € 1,4 milioni.

L'impatto differenziale di questa voce del conto economico sul risultato operativo del Gruppo è pertanto negativo per € 3,6 milioni.

Il **risultato operativo** è pari a € 125,1 milioni, risulta in crescita del 1,7% rispetto allo scorso anno e rappresenta un margine del 20,0% (22,7% nel corrispondente periodo del 2005).

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 14,0 milioni, con un aumento di € 1,2 milioni rispetto allo scorso anno; conseguentemente, i due indicatori "EBITDA prima di proventi e oneri non ordinari" ed EBITDA, mostrano un tasso di crescita più elevato, rispettivamente, del risultato della gestione ordinaria e del risultato operativo.

L'**EBITDA prima di proventi e oneri non ordinari** è stato pari a € 139,2 milioni, in crescita del 5,2%, e l'**EBITDA** è stato pari a € 139,1 milioni, in crescita del 2,4%.

Nel periodo, gli **oneri finanziari netti** sono stati € 8,2 milioni, superiori a quelli dello scorso anno, pari a € 6,8 milioni.
La variazione risulta determinata dal maggiore indebitamento conseguente all'acquisizione di Glen Grant, perfezionata il 15 marzo 2006, per un importo di circa € 130 milioni.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto**, evidenzia come saldo netto una perdita pari a € 0,4 milioni, risultato analogo a quello dello scorso anno.
Si rammenta che le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e di altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'**utile prima delle imposte e degli interessi di minoranza** del periodo è stato pari a € 116,5 milioni, in crescita del 0,6% rispetto allo scorso anno.

Gli **interessi di minoranza**, ovvero la quota di utile netto di competenza di terzi, è stata di € 2,8 milioni, inferiore a quella rilevata nei primi nove mesi del 2005, pari a € 3,1 milioni.
Tale voce è costituita essenzialmente dalla quota di pertinenza di terzi dell'utile realizzato da Skyy Spirits, LLC.

Dedotti gli interessi di minoranza, **l'utile di pertinenza del Gruppo prima delle imposte** nei primi nove mesi del 2006, è stato pari a € 113,7 milioni, risulta in crescita del 0,9% rispetto allo stesso periodo del 2005 e rappresenta un livello di profittabilità sulle vendite nette del 18,1%.

SITUAZIONE ECONOMICA CONSOLIDATA DEL TERZO TRIMESTRE 2006

	Terzo Trimestre 2006		Terzo Trimestre 2005		Variazione %
	€/milioni	%	€/milioni	%	
Vendite nette	**209,0**	**100,0%**	**179,4**	**100,0%**	**16,5%**
Costo del venduto	(94,2)	-45,0%	(77,9)	-43,4%	20,9%
Margine lordo	114,9	55,0%	101,5	56,6%	13,1%
Pubblicità e promozioni	(35,6)	-17,0%	(29,5)	-16,4%	20,7%
Costi di vendita e distribuzione	(23,8)	-11,4%	(21,0)	-11,7%	13,8%
Margine commerciale	**55,4**	**26,5%**	**51,1**	**28,5%**	**8,5%**
Spese generali e amministrative e altri oneri e proventi operativi	(16,2)	-7,8%	(12,5)	-7,0%	29,7%
Risultato della gestione ordinaria	39,2	18,8%	38,6	21,5%	1,7%
Altri (oneri) e proventi non ordinari	0,0	0,0%	0,9	0,5%	-102,2%
Risultato Operativo	**39,2**	**18,8%**	**39,5**	**22,0%**	**-0,8%**
Proventi (oneri) finanziari netti	(2,7)	-1,3%	(2,1)	-1,2%	31,1%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,3)	-0,2%	(0,2)	-0,1%	69,6%
Utile prima delle imposte e degli interessi di minoranza	**36,1**	**17,3%**	**37,2**	**20,7%**	**-2,9%**
Interessi di minoranza	(0,4)	-0,2%	(1,2)	-0,7%	-65,1%
Utile del gruppo prima delle imposte	**35,7**	**17,1%**	**36,0**	**20,0%**	**-0,8%**
Totale ammortamenti	(4,7)	-2,2%	(4,3)	-2,4%	8,0%
EBITDA	**43,9**	**21,0%**	**43,8**	**24,4%**	**0,1%**
EBITDA prima di altri oneri e proventi non ordinari	**43,9**	**21,0%**	**42,9**	**23,9%**	**2,3%**

La situazione economica del Gruppo Campari, relativa al terzo trimestre dell'anno, evidenzia un miglioramento dei risultati, rispetto al corrispondente trimestre del 2005, a livello di vendite nette (+16,5%), margine commerciale (+8,5%) e risultato della gestione ordinaria (+1,7%).

Come precedentemente analizzato, l'andamento delle vendite del trimestre è stato decisamente positivo e la crescita complessiva, sebbene largamente influenzata dallo sviluppo per linee esterne, include un più che soddisfacente +7,6% di crescita organica.

Il costo del venduto evidenzia un consistente incremento dell'incidenza percentuale sulle vendite nette (1,6 punti percentuali) per gli effetti, sopra commentati, correlati allo sviluppo esterno intervenuto (prevalentemente relativo a vendite di *brand* di terzi).

La pressione degli investimenti pubblicitari e promozionali si è attestata al 17,0% delle vendite, valore coerente con quello del primo semestre 2006, in linea con l'obiettivo di spesa per l'anno in corso ma superiore al 16,4% del terzo trimestre 2005.

Tali due effetti combinati impattano negativamente sul margine commerciale, che comunque progredisce del 8,5% rispetto al terzo trimestre 2005 e, soprattutto, migliora il tasso di crescita rilevato alla fine del primo semestre dell'anno (+7,3%).

Il risultato della gestione ordinaria è stato di € 39,2 milioni, con una crescita del 1,7%.

La causa di tale contrazione del tasso di crescita (notevolmente inferiore rispetto al +8,5% del margine commerciale), è da attribuire al forte incremento delle spese generali e amministrative e altri oneri operativi, peraltro interamente imputabile ai fattori contingenti sopra analizzati nel commento al risul-

tato dei primi nove mesi dell'anno (valorizzazione del nuovo piano di *stock option* e oneri non ricorrenti per consulenze organizzative).

Sia il risultato operativo che l'utile di pertinenza del Gruppo prima delle imposte evidenziano una contrazione del 0,8% rispetto al terzo trimestre del 2005.

I fattori che ulteriormente impattano su tali risultati sono:

- minori proventi non ordinari (pari a zero nel terzo trimestre 2006 rispetto a € 0,9 milioni del 2005),
- maggiori oneri finanziari netti per € 0,6 milioni,
- una deduzione di interessi di minoranza più contenuta per € 0,8 milioni.

POSIZIONE FINANZIARIA NETTA

Nella tabella seguente viene esposta la posizione finanziaria netta del Gruppo Campari al 30 settembre 2006, posta a confronto con quella al 30 giugno 2006 e al 31 dicembre 2005.

	30 settembre 2006 € milioni	30 giugno 2006 € milioni	31 dicembre 2005 € milioni
Cassa, banche e titoli	349,5	361,0	247,5
Debiti verso banche	(270,8)	(353,5)	(112,8)
Debiti per *leasing* immobiliare	(3,1)	(3,1)	(3,1)
Private placement e prestito obbligazionario	(5,6)	(9,1)	(9,6)
Altre attività e passività finanziarie	(4,1)	(1,3)	(1,4)
Posizione finanziaria netta a breve termine	**65,9**	**(5,9)**	**120,6**
Debiti verso banche	(32,0)	(24,9)	(26,7)
Debiti per *leasing* immobiliare	(16,8)	(17,5)	(19,0)
Private placement e prestito obbligazionario	(384,1)	(386,7)	(397,7)
Altri debiti finanziari	(2,6)	(2,6)	(3,0)
Posizione finanziaria netta a medio-lungo termine	**(435,4)**	**(431,6)**	**(446,5)**
Posizione finanziaria relativa alle attività del periodo	**(369,6)**	**(437,5)**	**(325,9)**
Debiti per esercizio *put option* Skyy Spirits, LLC	(49,1)	(42,0)	(45,5)
Posizione finanziaria netta	**(418,7)**	**(479,5)**	**(371,4)**

La posizione finanziaria netta al 30 settembre 2006 espone un saldo netto negativo di € 418,7 milioni che comporta una riduzione di indebitamento di € 60,8 milioni rispetto al 30 giugno 2006; il miglioramento risulta essenzialmente determinato dal *free cash flow* generato nel trimestre.

I tassi di cambio, in particolare quelli del dollaro USA, non hanno subito significative variazioni tra il 30 giugno 2006 e il 30 settembre 2006; pertanto non vi sono movimenti della posizione finanziaria nel corso del trimestre imputabili a differenze di conversione sull'indebitamento facente capo alle controllate statunitensi.

Rispetto alla posizione finanziaria netta del 31 dicembre 2005, si evidenzia invece un aumento dell'indebitamento netto di € 47,3 milioni; la variazione è imputabile sostanzialmente all'investimento effettuato nel mese di marzo 2006 e relativo all'acquisto di Glen Grant, Old Smuggler e Braemar.

L'acquisizione, che ha comportato un esborso di € 129 milioni, è stata finanziata tramite ricorso all'indebitamento bancario a breve che ha determinato l'innalzamento dei debiti verso le banche evidenziato nella tabella.

Gli investimenti industriali dei primi nove mesi dell'esercizio hanno assorbito risorse per € 15,7 milioni, di cui € 0,5 milioni correlati alla nuova sede di Sesto San Giovanni.

Il debito per esercizio di *put option* relativo a Syyy Spirits LLC è stato riportato al 30 settembre 2006 in funzione dell'operazione conclusa in data 2 novembre 2006 e relativa al riacquisto della quota del 11% ancora in capo al *management* della società tramite esercizio anticipato di tali opzioni; si rimanda al paragrafo "eventi successivi alla chiusura del trimestre" per ulteriori dettagli sull'operazione.

CAPITALE CIRCOLANTE

Le due tabelle mostrano alcune informazioni dello stato patrimoniale che consentono di analizzare il capitale circolante al 30 settembre 2006 e la sua variazione rispetto al 31 dicembre 2005.

	30 settembre 2006	31 dicembre 2005	variazione	variazione
	€ milioni	€ milioni	€ milioni	%
Crediti verso clienti	176,8	237,4	-60,6	
Rimanenze	212,5	135,3	77,2	
Debiti verso fornitori	-142,5	-150,2	7,7	
Capitale circolante netto	**246,9**	**222,5**	**24,4**	**11%**

Con riferimento alla variazione intercorsa tra il 31 dicembre 2005 e il 30 settembre 2006, pari a € 24,4 milioni, si evidenziano in particolare l'effetto cambio positivo e l'aumento del capitale circolante per effetto della variazione del perimetro di consolidamento conseguente all'acquisizione di Glen Grant, Old Smuggler e Braemar:

	€ milioni
Variazione totale capitale circolante netto	24,4
di cui	
Effetto cambio	-3,0
Effetto perimetro acquisizione Glen Grant, Old Smuggler e Braemar	22,7
Variazione organica	4,7
Variazione totale	**24,4**

Inoltre si ricorda che l'avvio nel primo trimestre 2006 della distribuzione di prodotti del gruppo Suntory e del gruppo C&C negli Stati Uniti ha prodotto un significativo aumento del capitale circolante a fine settembre 2006, rispetto al 31 dicembre 2005, sopra considerato come variazione organica.

Di seguito, si espone il confronto tra i due periodi per quanto riguarda l'incidenza del capitale circolante netto e le vendite riferite ai 12 mesi mobili precedenti.

Il capitale circolante netto al 30 settembre 2006 è stato a tal fine rettificato delle due componenti esposte nella tabella di cui sopra, effetto cambio ed effetto perimetro.

	30 settembre 2006 € milioni	31 dicembre 2005 € milioni
Capitale circolante netto rettificato	227,2	222,5
Vendite 12 mesi mobili	893,5	809,9
Incidenza capitale circolante su vendite 12 mesi mobili (%)	**25,4%**	**27,5%**

EVENTI SUCCESSIVI AL 30 SETTEMBRE 2006

Acquisto di un'ulteriore partecipazione, pari al 11%, di Skyy Spirits, LLC

Il 2 novembre 2006 la Capogruppo Davide Campari-Milano S.p.A. ha annunciato di avere perfezionato l'acquisto di un'ulteriore quota del 11% di Skyy Spirits, LLC, portando la propria partecipazione al 100% della società.

Il valore dell'operazione è pari a circa US$ 62 milioni (corrispondente a circa € 49 milioni al tasso di cambio alla data dell'operazione).

L'acquisizione è stata perfezionata tramite l'esercizio di opzioni *call / put* secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella società.

Grazie a un accordo tra le parti, la transazione è stata finalizzata in anticipo rispetto al termine originalmente previsto per il 2007.

L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata con mezzi propri.

Il prezzo dell'operazione, calcolato sulla base della media dei risultati conseguiti nell'ultimo quinquennio, in linea con i termini dell'accordo stipulato nel gennaio 2002, equivale a un multiplo inferiore a 10 volte l'utile ante imposte realizzato da Skyy Spirits, LLC nel 2005.

Cessazione del contratto di distribuzione di Lipton Ice Tea

Dal 1 gennaio 2007, verrà interrotto il contratto di distribuzione dei prodotti a marchio Lipton Ice Tea sul mercato italiano in seguito a quanto concordato tra Campari Italia S.p.A. e Unilever, proprietaria del marchio.

Il cambio di distributore per Lipton Ice Tea è conseguente agli accordi commerciali tra Unilever e il gruppo PepsiCo, già operativi negli Stati Uniti e in alcuni mercati europei.

Le vendite nette di questo *brand* per il Gruppo Campari sono state pari a € 28,1 milioni nell'esercizio 2005; la marginalità di tali vendite è invece molto contenuta.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Relativamente al breve periodo, si ritiene che le vendite nette del Gruppo nei principali mercati possano confermare la tendenza dei primi nove mesi dell'anno, sia per quanto concerne la componente organica che per quella esterna.

Per quanto concerne lo scenario di medio periodo non si delineano significativi mutamenti rispetto alle indicazioni fornite precedentemente: se in Italia e in altri mercati europei si continua a evidenziare una certa debolezza nei consumi, negli Stati Uniti, in Germania e in Brasile si conferma una situazione anche prospetticamente positiva.

Report for the Quarter ending
30 September 2006

CONTENTS

5 **Highlights**
6 **Management report**
6 Significant events in the period
7 Sales performance

15 **Consolidated financial statements**
15 Preparation criteria
16 Basis of consolidation
17 Consolidated profit and loss account for the first nine months of 2006
20 Consolidated profit and loss account for the third quarter of 2006

21 **Net debt**
22 **Operating working capital**
23 **Events taking place after 30 September 2006**

23 **Outlook**

HIGHLIGHTS

FIGURES RELATE TO THE FIRST NINE MONTHS OF 2006

	30 September 2006 € milion	30 September 2005 € milion	% change	change at constant exchange rates
Net sales	**626.9**	**543.3**	**15.4%**	**14.0%**
Trading profit	**170.8**	**158.6**	**7.7%**	**6.8%**
EBITDA before one-offs	139.2	132.4	5.2%	4.6%
EBITDA	**139.1**	**135.9**	**2.4%**	**1.8%**
EBIT before one-offs	125.2	119.5	4.7%	4.2%
EBIT	**125.1**	**123.1**	**1.7%**	**1.2%**
EBIT margin (1)	20.0%	22.7%		
Group profit before tax	113.7	112.8	0.9%	0.3%

(1) *EBIT/net sales*

	30 September 2006 € milion	30 June 2006 € milion	change € milion	31 December 2005 € milion	change € milion
Net debt	418.7	479.5	(60.8)	371.4	47.3

SIGNIFICANT EVENTS IN THE PERIOD

Distribution of the C&C and Midori brands in the United States

The Group's US portfolio was extended in January 2006 following the conclusion of two new major distribution agreements by Skyy Spirits, LLC, relating to prestigious international brands owned by the Suntory group (Midori, a melon-flavoured liqueur) and the C&C group (Carolans Irish Cream, a whiskey-based cream liqueur, the Irish whiskey Tullamore Dew and the Irish Mist liqueur).

The distribution agreement with C&C covers a number of other markets besides the US, including Brazil.

Acquisition of Glen Grant, Old Smuggler and Braemar

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands from the Pernod Ricard group on 15 March 2006.

The acquisition, which was announced on 22 December 2005, was part of a programme of disposals imposed on the French company by the European Commission following its acquisition of Allied Domecq together with the US group Fortune Brands.

Under the terms of the agreement, the Campari Group acquired the three aforementioned brands, the related inventory (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The price of the transaction was around € 130 million: € 115 million for Glen Grant (equivalent to 9.2x the brand's contribution margin in 2004) and € 15 million for Old Smuggler and Braemar (equivalent to 2.5x the brands' contribution margin in 2004).

Sesto San Giovanni site

In early June 2006, the local authority of Sesto San Giovanni definitively approved the integrated programme of action put forward by the Campari Group for the urban regeneration of its former site.

The local authority ruling was implemented at the end of July when it was published in the Regional Official Bulletin.

On 20 September 2006, the agreement governing relations with the Sesto San Giovanni local authority for the urban regeneration and construction of new buildings was signed.

On 4 October 2006 (after the period covered by this report), demolition work began on the industrial buildings, and on 12 October, the Group submitted a building application.

Construction work is scheduled to start in January 2007 and should be completed in around two years' time.

Reorganisation of sales network in Italy

The Group launched a drive to rationalise its Italian sales networks at the start of 2006.

The project entailed the creation of two separate sales organisations, one focusing on spirits and non-alcoholic beverages and controlled by Campari Italia S.p.A., the other dedicated mainly to the distribution of wines and managed by Sella & Mosca S.p.A. in Sardinia and by Sella & Mosca Commerciale S.r.l. elsewhere in Italy.

As part of this reorganisation, Barbero 1891 S.p.A. discontinued its sales and distribution activities.

Merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A.

On 6 September 2006, the Board of Directors of Barbero 1891 S.p.A. approved the proposed merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A; the proposal was subsequently approved by the Board of Directors of Davide Campari-Milano S.p.A on 11 September 2006.

On 8 November 2006, the merger was approved by their respective Boards of Directors pursuant to article 2502 of the Italian civil code, and the merger agreement will be effective as of 1 December 2006. The associated tax effects will be backdated to 1 January 2006.

SALES PERFORMANCE

Introduction

All figures in this section of the report are expressed in million euro.

In certain cases, this rounding has resulted in small inconsistencies, since all changes and percentages are calculated using amounts expressed in thousand euro.

All sales figures are shown net of excise duties and trade discounts.

Overall performance

In the first nine months of 2006, the Group's net sales totalled € 626.9 million, an overall increase of 15.4% compared with the same period of last year.

This result was achieved thanks to particularly strong sales in the third quarter, and meant that growth improved by a further 0.6% on the figure of 14.8% recorded in the first six months of the year.

The 15.4% increase comprised organic growth of 4.2%, external growth of 9.8%, and a positive impact of 1.4% from exchange rate variations.

Breakdown of change in net sales	€ million	% change on first nine months of 2005
– net sales 1 January - 30 September 2006	626.9	
– net sales 1 January - 30 September 2005	543.3	
Total change	**83.6**	**15.4%**
of which:		
organic growth before exchange rate effect	22.8	4.2%
external growth	53.1	9,8%
exchange rate effect	7.8	1,4%
Total change	**83.6**	**15.4%**

Organic growth was due to healthy sales of all the Group's most important brands in all business areas. SKYY Vodka and Aperol were the best-performing brands, but Campari and Cinzano vermouth again began to show encouraging growth, thanks to good third-quarter sales.

External growth totalled € 53.1 million (see table below), of which € 17.6 million came from new acquisitions and € 35.5 million from sales of third-party brands covered by new distribution agreements.

As regards new acquisitions, the first nine months of 2006 included both sales of the Scotch whisky brands Glen Grant, Old Smuggler and Braemar (included from 15 March 2006, the date on which the acquisition was finalised), and sales of Teruzzi & Puthod wines (consolidated from the beginning of the year).

With regard to third-party brands, in the second half of 2005, the Group began distributing Jack Daniel's and other Brown-Forman brands on the Italian market, plus Martin Miller's ultra premium gin, owned by Reformed Spirits Company Ltd., on the US market.

Also, at the start of 2006, the Group began distributing Midori, a melon-flavoured liqueur owned by the Suntory group, and the spirits portfolio of the C&C Group (Carolans, Tullamore Dew and Irish Mist), in the US.

The new agreement with the C&C Group also covers Brazil where, in addition to the aforementioned brands, the Campari Group is now distributing the liqueur Frangelico.

Lastly, the distribution of third-party whisky brands on the Brazilian market ended at the beginning of the year, so these were no longer included in the basis of consolidation.

External growth in the first nine months of 2006	€ million
Glen Grant (including bulk sales to third parties)	10.4
Old Smuggler and Braemar	4.5
Teruzzi & Puthod wines	2.6
Sub-total Group brands	17.6
Jack Daniel's and other Brown-Forman group brands	7.9
C&C group brands	19.1
Suntory group brands	9.6
Martin Miller's	0.1
Third-party whisky brands no longer distributed in Brazil	-1.2
Sub-total third-party brands	35.5
Total external growth	53.1

Lastly, sales in the first nine months were boosted by a positive exchange rate effect of 1.4%, due to appreciation of the two foreign currencies that have the biggest impact on the Group's results, i.e. the US dollar and the Brazilian real (+1.5% and +16.4% respectively versus the average figure for the same period in 2005), and depreciation of the Japanese yen (–5.6%).

Average exchange rates for the period 1 January-30 September	2006	2005	% change
US$ x 1 €	1.244	1.263	
€ x 1 US$	0.8039	0.7916	1.5%
BRL x 1 €	2.717	3.163	
€ x 1 BRL	0.3681	0.3162	16.4%
CHF x 1 €	1.566	1.549	
€ x 1 CHF	0.6384	0.6457	-1.1%
JPY x 1 €	144.128	136.020	
€ x 1000 JPY	6.9383	7.3518	–5.6%

Sales by region

Sales in all four regions were positive during the first nine months of the year, with Europe, the Americas and the rest of the world all posting double-digit growth.

The fastest growth was achieved in the Americas region, where the combined effect of healthy organic growth and strong external growth, as mentioned above, led to an overall increase in sales of 28.3% (+33.3% including the positive exchange rate effect).

The first table below shows the breakdown and growth of net sales by region, while the second breaks down the overall change in each region by external growth, organic growth and the effect of exchange rate movements.

Sales by region	1 January-30 September 2006		1 January-30 September 2005		% change
	€ milion	%	€ milion	%	2006 / 2005
Italy	277.9	44.3%	265.0	48.8%	4.9%
Europe	117.6	18.8%	100.8	18.6%	16.7%
Americas	202.7	32.3%	152.1	28.0%	33.3%
Rest of the world and duty free	28.7	4.6%	25.4	4.7%	12.9%
Total	**626.9**	**100.0%**	**543.3**	**100.0%**	**15.4%**

Breakdown of % change in sales by region	Total % change 1 January-30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	4.9%	4.2%	0.7%	0.0%
Europe	16.7%	11.3%	5.5%	–0.1%
Americas	33.3%	19.6%	8.7%	5.0%
Rest of the world and duty free	12.9%	3.0%	9.3%	0.6%
Total	**15.4%**	**9.8%**	**4.2%**	**1.4%**

In **Italy** net sales rose by 4.9% thanks to external growth of 4.2%, due mainly to Glen Grant and Jack Daniel's; while sales of Teruzzi & Puthod wines, acquired at the end of 2005, only marginally affected the Italian market as they are mainly concentrated on other European markets.

The existing part of the business put in a positive performance, although growth was a modest 0.7%.

Of the core brands, Aperol – and to a lesser extent, Crodino – continue to do well, while sales of Campari, and wines in general, lagged behind those of the same period last year.

The downturn in the ready-to-drink market, and therefore of Campari Mixx, continued to impact on overall sales on the Italian market (overall organic growth was down by –0.5% as a result).

In **Europe**, third-quarter sales were buoyant, taking growth for the nine months to 16.7%, of which 11.3% was attributable to external growth (Glen Grant, Old Smuggler, Braemar and Teruzzi & Puthod) and 5.5% to the development of the existing business.

As regards organic growth on the main European markets, sales were particularly positive in Germany, which saw growth in all its core brands, and in Russia and France.

In the first nine months, the **Americas** region posted another excellent result, with overall year-on-year growth of 33.3% comprising organic growth of 8.7%, external growth of 19.6% and a positive exchange rate effect of 5.0%.

The tables below give more details of the Group's performance in the Americas.

Sales in the Americas	1 January-30 September 2006		1 January-30 September 2005		% change
	€ milion	%	€ milion	%	2006 / 2005
US	157.2	77.5%	112.9	74.2%	39.2%
Brazil	38.5	19.0%	31.7	20.8%	21.4%
Other countries	7.1	3.5%	7.5	4.9%	-5.3%
Total	**202.7**	**100.0%**	**152.1**	**100.0%**	**33.3%**

Breakdown of % change in sales in the Americas	Total % change 1 January - 30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	39.2%	27.0%	10.5%	1.7%
Brazil	21.4%	-2.2%	6.7%	16.8%
Other countries	-5.3%	0.3%	-11.2%	5.7%
Total	**33.3%**	**19.6%**	**8.7%**	**5.0%**

Sales in the **United States** were extremely robust, up 39.2% in total.

SKYY Vodka and other brands distributed by the Group posted organic growth of 10.5%, while the new distribution agreements with the C&C and Suntory groups (effective as of 1 January 2006) boosted sales by around USD 35 million, thereby contributing to external growth of 27.0%.

Sales in **Brazil** were also strong, with organic growth at 6.7%, due mainly to good performances by Campari and Dreher.

Moreover, total growth in euro was much higher, at 21.4%, thanks to the positive impact of the revaluation of the Brazilian real (16.8%).

The Brazilian market posted negative external growth of –2.2%, due to the loss of Grant's and Glenfiddich Scotch whisky sales, as local distribution of these third-party brands ceased during the year.

However, the Group plans to re-enter the key imported whiskies segment, and is preparing to launch its own Glen Grant brand in Brazil in the next few months.

Total sales in the **other countries of the Americas** fell by 5.3% (organic growth: –11.2%), despite continuing healthy sales in Canada, the region's main market.

Rest of the world and duty free sales, which account for 4.6% of the Group total, posted organic growth of 9.3%.

A new dedicated business unit set up during the period for duty free sales, which account for around one third of this category's total sales, posted particularly strong growth.

Sales by business area

Sales grew by 15.4% in the first nine months of 2006, and were strong in all business areas.

The basis of consolidation expanded significantly in both the spirits and wines areas compared to the same period last year, owing to acquisitions and new distribution agreements.

Stripping out the positive impact of this external growth (together with the positive exchange rate effect), the spirits and wines segments nevertheless contributed to satisfactory organic sales growth, given the particular conditions on the Group's key markets.

The first of the two tables below shows growth in net sales by business area, while the second breaks down the overall change by external growth, organic growth and the effect of exchange rate movements.

Sales by segment	1 January-30 September 2006 € milion	%	1 January-30 September 2005 € milion	%	% change 2006 / 2005
Spirits	432.6	69.0%	358.3	66.0%	20.7%
Wines	80.2	12.8%	75.6	13.9%	6.0%
Soft drinks	105.3	16.8%	103.3	19.0%	1.9%
Other sales	8.9	1.4%	6.1	1.1%	46.5%
Total	**626.9**	**100.0%**	**543.3**	**100.0%**	**15.4%**

Breakdown of % change in sales by segment	Total % change 1 January-30 September	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	20.7%	13.3%	5.4%	2.1%
Wines	6.0%	3.5%	2.1%	0.5%
Soft drinks	1.9%	0.0%	1.9%	0.0%
Other sales	46.5%	48.2%	–2.5%	0.8%
Total	**15.4%**	**9.8%**	**4.2%**	**1.4%**

Spirits

Net sales of spirits totalled € 432.6 million, a rise of 20.7% on the same period of 2005.

Stripping out the significant contribution of external growth (13.3%) and the positive exchange rate effect (2.1%), the segment registered organic growth of 5.4%.

Net sales of **Campari** went up by 1.2% at constant exchange rates (2.8% at actual exchange rates, mainly as a result of the revaluation of the Brazilian real).

With regard to its three main markets, the brand continued to perform well in Germany and Brazil over the period, while sales slowed in Italy because of the downturn in the market.

In the second quarter, the Group began to introduce new Campari packaging in some of its markets: the replacement of old packaging is now almost complete in directly managed markets, but work still remains to be done in many markets served by third-party distributors.

The **SKYY** brand (including the core brand SKYY Vodka and flavoured lines) posted double-digit organic growth in the first nine months: 10.3% at constant exchange rates and 12.1% at actual exchange rates, including the positive effect of the revaluation of the US dollar.

The trend remains very positive in the US, where the brand accounts for around 85% of volumes and regularly records double-digit growth rates: sales for the period rose 9.4% in local currency, with figures for the flavoured lines declining somewhat.

The sales performance in export markets remains positive, particularly in Germany, Italy and Canada, with growth of more than 20%.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, rose slightly for the third quarter of the year, but fell by 0.8% for the first nine months.

Aperol sales advanced 19.5% in the first nine months, continuing a double-digit growth trend that has been uninterrupted since 2003 (the year the brand was acquired by the Group).

This performance was driven by strong and sustained growth in consumption on the Italian market, which accounts for 90% of the brand's sales, as well as a significant rise in exports, both in established (Germany) and new markets (the US).

The first nine months of 2006 was also very positive for sales of **Aperol Soda** (+15.7%), a product sold exclusively on the Italian market; the resumption of the advertising campaign, with a new TV commercial broadcast in the last quarter, undoubtedly contributed to the improvement.

Sales of Group brands in Brazil grew by 10.8% overall in local currency, or 29% at actual exchange rates, thanks to the sharp rise in value of the Brazilian real.

Dreher aguardiente continues to follow a very positive trend, while sales of **admix whiskies** Old Eight and Drury's, after slowing somewhat in the third quarter, were broadly stable year-on-year compared to the first nine months of 2005.

Sales of **Ouzo 12** recorded overall growth of 12.3%, thanks to the excellent results achieved on the important German market.

In Greece however, sales remained weak, partly due to an unfavourable comparison base with 2005 relating to the introduction of new packaging.

Sales of **Cynar** fell by 7.5% versus last year (–4.8% at actual exchange rates) as a result of the negative sales performance in both Brazil and Italy, the brand's two main markets.

On the Italian ready-to-drink market, meanwhile, last year's severe downturn continued, leaving sales of **Campari Mixx** 43.8% lower than in the same period of 2005.

Although net sales of the brand have fallen significantly in absolute terms compared to the highs of 2003, this decline is still having a substantial negative impact on the spirits sales trend.

Sales of the main **non-Group brands** were positive overall, and included:

- organic growth of 10.7% for Scotch whiskies at constant exchange rates, due mainly to a good performance by Cutty Sark in the US;
- an 11.4% sales increase in local currency for 1800 Tequila, also on the US market;
- a rise of +1.7% for Jägermeister, almost entirely due to its performance on the Italian market;
- total growth of 2.3% for Grand Marnier, distributed in Germany, Italy and Switzerland.

Wines

Net wine sales in the first nine months of 2006 were € 80.2 million, an increase of 6% compared to the same period of 2005; this comprised organic growth of 2.1%, a contribution of 3.5% from Teruzzi & Puthod wines (consolidated from January 2006) and a positive exchange rate effect of 0.5%.

Of the core brands, **Cinzano sparkling wines** put in a good performance, registering organic growth of 13.2% (13% at actual exchange rates).

Sales were very strong in Germany, where the entire range was relaunched with new packaging and expanded to include new types of sparkling wine.

On the Italian market, sales for the nine months were down slightly; however, the full-year result will be determined by the last quarter, which, because of Christmas, is traditionally the strongest period.

Cinzano vermouth registered strong sales in the third quarter, reversing the negative trend of the first half of the year, with growth of 6.7% at constant exchange rates (+8.1% at actual exchange rates).

Over the period, the brand put in an excellent performance in Russia, which confirmed its status as a key growth market for this brand.

Sella & Mosca wines posted overall growth of 0.8% (+1% at constant exchange rates), the combined effect of a positive export trend and a slight drop in sales on the Italian market.

Results for the Group's other brands were mixed.

Sales of **Riccadonna** sparkling wines in Australia and Italy, and of **Cantina Serafino** wines in Italy fell, but sales of **Mondoro** sparkling wine continued to rise, due to very healthy growth in Russia, its primary market, which is helping to strengthen its position in the Italian premium sparkling wines segment.

Soft drinks

From January to September 2006 net sales of soft drinks totalled € 105.3 million, a rise of 1.9% compared to 2005.

Of the Group's brands, **Crodino**, a non-alcoholic aperitif, which accounts for more than 40% of the segment's net sales, registered growth of 2.8%, while sales of **Lemonsoda, Oransoda and Pelmosoda,** which performed well in the third quarter, reported nine-month sales broadly in line with the same period last year (-0.4%).

Lipton Ice Tea, a third-party brand distributed on the Italian market, saw growth of 5.3%.

Other sales

This minor segment, which complements others, includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

In the first nine months of the year, "other sales" totalled € 8.9 million, equating to an overall advance of 46.5%, wholly due to external growth.

Sales of new filling, the malt distillate produced and sold by the Glen Grant Distillery Company Ltd. to the Pernod Ricard group pursuant to the agreements concluded at the time of the acquisition of Glen Grant, Old Smuggler and Braemar, have been included under this segment since 15 March 2006.

Sales performance in the third quarter of 2006

Net sales in the third quarter of 2006 totalled € 209 million, an increase of 16.5% compared to 2005.

The overall business performance was more than satisfactory, with organic growth (7.6%) higher than that registered in the nine-month period (4.2%) and external growth of 9.7%, in line with the nine-month figure (9.8%).

Exchange rates had a negative impact (–0.9%), mainly because of the depreciation of the US dollar in the third quarter of 2006 (+1.4% like-for-like for the first nine months of the year).

Breakdown of change in sales	€ milion	% compared to the third quarter of 2005
– net sales for the third quarter of 2006	209.0	
– net sales for the third quarter of 2005	179.4	
Total change	**29.6**	**16.5%**
of which:		
organic growth before exchange rate effect	13.7	7.6%
external growth	17.5	9,7%
exchange rate effect	–1.6	–0,9%
Total change	**29.6**	**16.5%**

Sales in the quarter were positive in all four regions, both as regards overall growth, which was boosted by the sale of new brands, and organic growth.

Sales in Italy rose by a total of 5.4%, split equally between organic growth (Aperol, Campari Soda, Crodino and Jack Daniel's) and external growth, which in the quarter, only included sales of Glen Grant.

The region that registered the largest increase in sales was Europe (+32.2%): organic growth was 17.2%, thanks to the positive results registered by all core brands on all the main markets (particularly Germany and Russia); sales of Glen Grant and Old Smuggler Scotch whisky brands supported external growth, which was 15%.

Sales in the Americas registered very positive growth (+23.5%), on the back of both strong results from existing brands (mainly SKYY Vodka and Dreher) and the major contribution of sales of the C&C and Suntory group brands, which the group began distributing in 2006.

In the rest of the world and duty free business, sales increased by a total of 11.3%, mainly driven by organic growth.

Net sales by region	Third quarter of 2006		Third quarter of 2005		% change
	€ milion	%	€ milion	%	2006 / 2005
Italy	83.6	40.0%	79.3	44.2%	5.4%
Europe	48.1	23.0%	36.4	20.3%	32.2%
Americas	65.2	31.2%	52.8	29.4%	23.5%
Rest of the world and duty free	12.1	5.8%	10.9	6.0%	11.3%
Total	**209.0**	**100.0%**	**179.4**	**100.0%**	**16.5%**

Breakdown of the % change in sales by region	Total % change third quarter	external growth	organic growth	exchange rate effect
Italy	5.4%	2.7%	2.6%	0.0%
Europe	32.2%	15.0%	17.2%	0.0%
Americas	23.5%	18.1%	8.3%	–2.9%
Rest of the world and duty free	11.3%	2.7%	9.1%	–0.5%
Total	**16.5%**	**9.7%**	**7.6%**	**–0.9%**

Sales in all business areas improved significantly in the third quarter, particularly in terms of organic growth.

In the first half of the year, spirits recorded organic growth of 3.7%, while the advance was 9.1% in the third quarter alone.

Sales of wines in the existing portfolio posted a fall of 0.8% in the first half, compared to third-quarter growth of 6.5%.

Soft drink sales registered growth of 5.9% in the third quarter, compared to first-half sales in line with the previous year (+0.2%).

Sales of spirits and wines were also boosted by *significant external growth* of 13.3% and 2.8% respectively, with growth in line with that recorded in the first half of the year.

Sales by business area	Third quarter of 2006		Third quarter of 2005		% change
	€ milion	%	€ milion	%	2006 / 2005
Spirits	139.3	66.7%	115.2	64.2%	20.9%
Wines	32.6	15.6%	29.9	16.6%	9.3%
Soft drinks	33.3	15.9%	31.5	17.6%	5.9%
Other sales	3.7	1.8%	2.9	1.6%	30.1%
Total	**209.0**	**100.0%**	**179.4**	**100.0%**	**16.5%**

Breakdown of the % change in sales by business area	Total % change third quarter	external growth	organic growth	exchange rate effect
Spirits	20.9%	13.3%	9.1%	-1.4%
Wines	9.3%	2.8%	6.5%	0.1%
Soft drinks	5.9%	0.0%	5.9%	0.0%
Other sales	30.1%	47.4%	-17.2%	-0.1%
Total	**16.5%**	**9.7%**	**7.6%**	**-0.9%**

CONSOLIDATED FINANCIAL STATEMENTS

PREPARATION CRITERIA

In accordance with the provisions of Regulation (EC) 1606 / 2002 dated 19 July 2002, the Campari Group adopted international accounting standards (IAS / IFRS) from 1 January 2005.

As a result, this quarterly report as at 30 September 2006 was prepared by applying the valuation and measurement criteria set by IAS / IFRS and adopted by the European Commission.

The same criteria were used to prepare comparable profit and loss accounts and balance sheets.

The accounting principles applied in the preparation of the report to 30 September are the same as those used to prepare the consolidated financial statements for the year ending 31 December 2005.

It should be noted that the valuation and measurement of accounting figures presented in this report are based on international accounting standards and related interpretations currently in effect.

Thus, these figures could be revised to reflect changes that may occur before 31 December 2006 as a result of the European Commission's future approval of new standards, new interpretations or guidelines issued by the International Financial Reporting Interpretation Committee (IFRIC).

The quarterly report and consolidated financial statements for the period to 30 September 2006 have been prepared in accordance with Issuer Regulations 11971 / 1999, as amended by Consob resolution 14990 of 14 April 2005.

In particular, as provided for in article 82 ("Quarterly reports") of the aforementioned regulation, this report is not subject to audit, and has been prepared in accordance with Appendix 3D.

The quarterly report to 30 September 2006 was authorised for publication by resolution of the relevant administrative body on 8 November 2006.

BASIS OF CONSOLIDATION

The consolidated quarterly report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 30 September, which were prepared in accordance with international accounting standards.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

Changes in the basis of consolidation since the end of last year are set out below.

After the acquisition of Glen Grant, Old Smuggler and Braemar, the following companies, owned by DI.CI.E. Holding B.V., were included in the basis of consolidation during the first quarter of the year:

- Glen Grant Whisky Company Ltd.;
- Glen Grant Distillery Company Ltd.;
- Glen Grant Ltd.;
- Old Smuggler Whisky Company Ltd.

In addition, a new Brussels-based company, Campari Finance Belgium S.a.r.l., was created, which is 100% owned by the Parent Company.

Teruzzi & Puthod S.r.l. was not included in the basis of consolidation at 30 September 2005, since it was not acquired until the end of December 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE FIRST NINE MONTHS OF 2006

	30 September 2006		30 September 2005		Change
	€ milion	%	€ milion	%	%
Net sales	**626.9**	**100.0%**	**543.3**	**100.0%**	**15.4%**
Cost of goods sold	(275.7)	-44.0%	(228.2)	-42.0%	20.8%
Gross profit	**351.1**	**56.0%**	**315.1**	**58.0%**	**11.4%**
Advertising and promotional costs	(106.5)	-17.0%	(92.3)	-17.0%	15.3%
Sales and distribution costs	(73.8)	-11.8%	(64.2)	-11.8%	15.1%
Trading profit	**170.8**	**27.2%**	**158.6**	**29.2%**	**7.7%**
General and administrative expenses and other operating expenses and income	(45.6)	-7.3%	(39.0)	-7.2%	16.8%
EBIT before one-offs	125.2	20.0%	119.5	22.0%	4.7%
One-offs	(0.1)	0.0%	3.5	0.6%	-102.7%
EBIT	**125.1**	**20.0%**	**123.1**	**22.7%**	**1.7%**
Net financial income (charges)	(8.2)	-1.3%	(6.8)	-1.3%	20.8%
Profit (loss) of companies valued at equity	(0.4)	-0.1%	(0.4)	-0.1%	-14.6%
Profit before tax and minority interests	**116.5**	**18.6%**	**115.8**	**21.3%**	**0.6%**
Minority interests	(2.8)	-0.4%	(3.1)	-0.6%	-9.4%
Group profit before tax	**113.7**	**18.1%**	**112.8**	**20.8%**	**0.9%**
Total depreciation and amortisation	(14.0)	-2.2%	(12.8)	-2.4%	9.6%
EBITDA	**139.1**	**22.2%**	**135.9**	**25.0%**	**2.4%**
EBITDA before one-offs	**139.2**	**22.2%**	**132.4**	**24.4%**	**5.2%**

Net sales in the first nine months of the year totalled € 626.9 million, an increase of 15.4% on the previous year, due to organic growth of 4.2%, external growth of 9.8% and a 1.4% positive exchange rate effect.

The **cost of goods sold** went up by two percentage points as a proportion of net sales, from 42% to 44%, owing entirely to the dilutive effect of the first-time consolidation of third-party brands under new distribution agreements, which generate lower margins than those of the Group's existing business.

Specifically, in the period under review, external growth had a negative impact of 2.5 percentage points on the cost of goods sold as a proportion of sales.

Production costs, which are the main fixed component of the cost of goods sold, fell by 0.5 points as a percentage of sales, thus mitigating the dilutive effect referred to above.

In absolute terms, production costs benefited from the effects of the industrial restructuring programme carried out in Italy, which more than offset the inclusion of the new acquisitions (Glen Grant and, to a lesser extent, Teruzzi & Puthod) whose production costs account for a higher proportion of sales.

Advertising and promotional costs stood at 17% of sales in the first nine months of the year, the same proportion as last year.

While advertising and promotional spending on the Group's existing business went up by 0.4 percentage points, this was fully offset by the consolidation of new third-party brands distributed by the Group, which reduced these expenses by the same amount.

Advertising and promotional costs are always shown without the contributions received from the brand owners based on the distribution agreements, and therefore, as in the case of the new third-party brands distributed in the first nine months of the year, the costs shown on the profit and loss are lower than the total amount spent.

Sales and distribution costs came in at 11.8% of sales, unchanged on last year.

Distribution costs, which by their nature are almost entirely variable, went up by a similar amount to the growth in sales.

Although sales and marketing costs have a larger fixed component, they remained steady as a proportion of sales compared with the same period of last year, following investments aimed at strengthening the company's sales and marketing operations.

In the US, this was necessary to allow the company to effectively manage the distribution of new brands; it was also needed in other international markets considered to be of strategic importance for future business growth, in order to capitalise on opportunities offered by these markets.

The financial benefits deriving from the restructuring of sales networks in Italy were partly offset by start-up costs for the new sales operations.

Trading profit for the first nine months of 2006 came in at € 170.8 million, an overall increase of 7.7% on the same period of last year, attributable to:

– organic growth of 3.0%;

– external growth of 3.8%;

– a positive exchange rate effect of 0.9%.

General and administrative expenses and other operating costs went up by 16.8% in total, and stood at 7.3% of sales, in line with last year.

The sharp rise in this item during the period was due to a series of one-off factors.

First, stripping out external growth and the exchange rate effect, organic growth in general expenses was 10.4%; this rise includes costs relating to the new stock option plan and non-recurring costs for business consultancy services, and excluding these two factors, the increase stood at only 4.9%.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, "goodwill and trademark amortisation" no longer appears as an item in the profit and loss account prepared using IAS / IFRS in the two periods under comparison.

EBIT before one-offs was € 125.2 million in the first nine months of 2006, up 4.7% on the same period last year.

The EBIT margin stood at 20% (22% in 2005).

One-offs showed a negative balance of € 0.1 million.

In the same period of last year the figure was positive at € 3.5 million, which included a capital gain of € 1.9 million from the sale of real estate in Switzerland and windfall gains of € 1.4 million relating to the acquisition in Brazil in 2001.

The impact of the change in this item on the group's results was therefore to reduce operating profit by € 3.6 million.

EBIT came in at € 125.1 million, an increase of 1.7% on last year, with an EBIT margin of 20% (22.7% in the same period of 2005).

Total **depreciation and amortisation** for the period stood at € 14 million, a rise of € 1.2 million on the same period of 2005; as a result, EBITDA before one-offs posted a higher growth rate than EBIT before one-offs, while EBITDA grew more rapidly than EBIT.

EBITDA before one-offs came in at € 139.2 million, up 5.2%.
EBITDA rose by 2.4% to € 139.1 million.

During the period, **net financial charges** totalled € 8.2 million, an increase on the € 6.8 million recorded last year.
The rise was due to the increased debt taken on as a result of the acquisition of Glen Grant for around € 130 million on 15 March 2006.

The Group's share in the **profits or losses of companies valued at equity** showed a loss of € 0.4 million, in line with the result posted in 2005.
The companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before tax and minority interests totalled € 116.5 million in the first nine months, a rise of 0.6% on the same period of last year.

Minority interests (the share of net profit attributable to third parties) came to € 2.8 million, down on the € 3.1 million recorded in the first nine months of 2005.
This item consists essentially of third parties' share of the profit generated by Skyy Spirits, LLC.

After minority interests, **the Group's profit before tax** for the period was € 113.7 million, an increase of 0.9% on the same period of 2005. The figure was 18.1% as a percentage of net sales.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER OF 2006

	30 September 2006		30 September 2005		Change
	€ milion	%	€ milion	%	2006 / 2005
Net sales	**209.0**	**100.0%**	**179.4**	**100.0%**	**16.5%**
Cost of goods sold	(94.2)	–45.0%	(77.9)	–43.4%	20.9%
Gross profit	114.9	55.0%	101.5	56.6%	13.1%
Advertising and promotional costs	(35.6)	–17.0%	(29.5)	–16.4%	20.7%
Sales and distribution costs	(23.8)	–11.4%	(21.0)	–11.7%	13.8%
Trading profit	**55.4**	**26.5%**	**51.1**	**28.5%**	**8.5%**
General and administrative expenses and other operating expenses and income	(16.2)	–7.8%	(12.5)	–7.0%	29.7%
EBIT before one–offs	39.2	18.8%	38.6	21.5%	1.7%
One-offs	0.0	0.0%	0.9	0.5%	–102.2%
EBIT	**39.2**	**18.8%**	**39.5**	**22.0%**	**–0.8%**
Net financial income (charges)	(2.7)	–1.3%	(2.1)	–1.2%	31.1%
Profit (loss) of companies valued at equity	(0.3)	–0.2%	(0.2)	–0.1%	69.6%
Profit before tax and minority interests	**36.1**	**17.3%**	**37.2**	**20.7%**	**–2.9%**
Minority interests	(0.4)	–0.2%	(1.2)	–0.7%	–65.1%
Group profit before tax	**35.7**	**17.1%**	**36.0**	**20.0%**	**–0.8%**
Total depreciation and amortisation	(4.7)	–2.2%	(4.3)	–2.4%	8.0%
EBITDA	**43.9**	**21.0%**	**43.8**	**24.4%**	**0.1%**
EBITDA before one-offs	**43.9**	**21.0%**	**42.9**	**23.9%**	**2.3%**

The consolidated profit and loss account of the Campari Group for the third quarter of 2006 shows an improvement in results compared to the same quarter of 2005, with an increase of 16.5% in net sales, a rise of 8.5% in trading profit and a 1.7% improvement in EBIT before one-offs.

As mentioned earlier, sales in the quarter were extremely positive, and overall growth – although due largely to external growth – includes a more than satisfactory contribution of 7.6% from organic growth.

The cost of goods sold as a percentage of net sales increased by 1.6 percentage points due to the impact of the above-mentioned external growth (mainly relating to the sale of third-party brands).

Advertising and promotional expenditure was 17% of sales, broadly similar to that of the first half of 2006, in keeping with the Group's budget for the current year, but higher than the 16.4% recorded in the third quarter of 2005.

The combined effects of these two factors had a negative impact on the Group's trading profit, which nevertheless improved by 8.5% compared to the third quarter of 2005, and by 7.3% versus the first half of 2006.

EBIT before one-offs increased by 1.7% to € 39.2 million.

The fall in the growth rate (significantly lower than the Group's 8.5% increase in trading profit) was due to the sharp increase in general and administrative expenses and other operating costs, which were entirely caused by the one-off factors explained in the comments in the section relating to the Group's performance in the first nine months (i.e. costs relating to the new stock option plan and non-recurring costs for business consultancy services).

Both EBIT and Group profit before taxes fell by 0.8% compared to the third quarter of 2005.

The following factors also affected these results:

– one-off items (were zero compared to € 0.9 million in the third quarter of 2005);

– net financial charges rose by € 0.6 million;

– minority interests were down by € 0.8 million.

NET DEBT

The table below shows net debt for the Campari Group at 30 September 2006, compared with the figures at 30 June 2006 and 31 December 2005.

	30 September 2006 € milion	30 June 2006 € milion	31 December 2005 € milion
Cash, bank and securities	349.5	361.0	247.5
Payables to bank	(270.8)	(353.5)	(112.8)
Real estate lease payables	(3.1)	(3.1)	(3.1)
Private placement and bond issues	(5.6)	(9.1)	(9.6)
Other financial payables and receivables	(4.1)	(1.3)	(1.4)
Short-term debt	**65.9**	**(5.9)**	**120.6**
Payables to banks	(32.0)	(24.9)	(26.7)
Real estate lease payables	(16.8)	(17.5)	(19.0)
Private placement and bond issues	(384.1)	(386.7)	(397.7)
Other financial payables	(2.6)	(2.6)	(3.0)
Medium and long-term debt	**(435.4)**	**(431.6)**	**(446.5)**
Net debt for the period	**(369.6)**	**(437.5)**	**(325.9)**
Payables for the exercise of the put option on Skyy *Spirits, LLC*	(49.1)	(42.0)	(45.5)
Net debt	**(418.7)**	**(479.5)**	**(371.4)**

Net debt at 30 September 2006 was € 418.7 million, a decrease of € 60.8 million compared to 30 June 2006; the improvement was mainly due to free cash flow generated during the quarter.

Exchange rates, especially in respect of the US dollar, did not undergo significant variations between 30 June 2006 and 30 September 2006.

There were therefore no changes in net debt during the period due to conversion differences relating to the US subsidiaries' debt.

Compared to the figure at 31 December 2005, however, net debt was up by € 47.3 million, largely because of the investments relating to the acquisition of Glen Grant, Old Smuggler and Braemar in March 2006.

The acquisition, which involved an outlay of € 129 million, was financed using short-term bank loans, which led to the increase in bank debt shown in the table.

Industrial investments totalling € 15.7 million were made in the first nine months of the year, including € 0.5 million relating to the new Sesto San Giovanni site.

The payable for the exercise of the Skyy Spirits, LLC put option was reported in the period to 30 September 2006, relating to the transaction that was completed on 2 November 2006 in respect of the purchase of the 11% portion still owned by the company's management via the advance exercise of these options (see the section on events taking place after the end of the period below for further details).

OPERATING WORKING CAPITAL

The two tables below provide balance sheet information to enable an analysis of working capital as at 30 September 2006 and the change since 31 December 2005.

	30 September 2006 € milion	31 December 2005 € milion	change € milion	change %
Trade receivables	176.8	237.4	-60.6	
Inventories	212.5	135.3	77.2	
Payables to suppliers	-142.5	-150.2	7.7	
Operating working capital	**246.9**	**222.5**	**24.4**	**11%**

The increase of € 24.4 million between 31 December 2005 and 30 September 2006 predominantly reflects the positive exchange rate effect and the increase in working capital due to the change in the basis of consolidation following the acquisition of Glen Grant, Old Smuggler and Braemar.

	€ milion
Total change in working capital of which	24.4
Exchange rate effect	-3.0
Change in basis of consolidation (Glen Grant, Old Smuggler and Braemar)	22.7
Change in relation to existing business	4.7
Total change	**24.4**

Moreover, the commencement of distribution of the Suntory and C&C groups' products in the US in the first quarter of 2006 led to a significant increase in working capital at the end of September 2006 compared to the position at 31 December 2005 (recorded under "change in relation to existing business").

The table below shows a comparison between the two periods of the twelve-month moving average of working capital as a percentage of sales.

The table below shows working capital at 30 September 2006 restated to reflect the factors shown in the above table, i.e. the exchange rate effect and the impact of the change in the basis of consolidation.

	30 September 2006 € milion	31 December 2005 € milion
Working capital (adjusted)	227.2	222.5
Sales - 12 - month moving average	893.5	809.9
Working capital as % of sales - 12 - month moving average	**25.4%**	**27.5%**

EVENTS TAKING PLACE AFTER 30 SEPTEMBER 2006

Acquisition of a further 11% of Skyy Spirits, LLC

On 2 November 2006, the Parent Company Davide Campari-Milano S.p.A. announced it had acquired a further 11% of Skyy Spirits, LLC, taking its interest in the company to 100%.

The cost of the transaction was around US$ 62 million (equivalent to around € 49 million at the exchange rate in force on the date of the transaction).

In order to complete the acquisition, the Group exercised its call / put options in accordance with the terms agreed in January 2002 when the Group acquired the majority shareholding in the company.

The transaction was completed in advance of the original deadline of 2007, thanks to an agreement between the parties.

The acquisition was paid for in cash using the Group's own funds.

The transaction price, calculated on the basis of average results obtained in the last five years, in line with the terms of the agreement signed in January 2002, equates to a multiple of less than 10x the pre-tax profit generated by Skyy Spirits, LLC in 2005.

Termination of the distribution contract for Lipton Ice Tea

The contract for the distribution of Lipton Ice Tea branded products in Italy will be terminated on 1 January 2007, following an agreement made between Campari Italia S.p.A. and Unilever, the brand owner.

The change of distributor for Lipton Ice Tea is a consequence of the agreements struck by Unilever and the PepsiCo group, which are already operational in the US and on some European markets.

Net sales of this brand for the Campari Group were € 28.1 million in 2005.

However, profitability on these sales is very low.

OUTLOOK

In the short term, the Group's net sales in its main markets should continue in line with the trend seen in the first nine months of the year, in terms of both organic and external growth.

As regards the medium term, we do not foresee any significant changes to our earlier comments: although consumer spending is fairly weak in Italy and some other European markets, the outlook for sales in the US, Germany and Brazil remains positive.